SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

Dated: August 14, 2007

Commission File No. 001-33311

NAVIOS MARITIME HOLDINGS INC.

85 Akti Miaouli Street, Piraeus, Greece 185 38

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes         No

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes         No

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No

Navios Maritime Holdings Inc.

Form 6-K/A

Page
Operating and Financial Review and Prospects	2
Financial Statements Index	F-1

Explanatory Note

Navios is filing this Amendment No. 1 on Form 6-K/A to its Form 6-K dated August 14, 2007 solely to include an additional footnote in its Unaudited Condensed Notes to the Consolidated Financial Statements with respect to the Financial Statements for the Quarter Ended June 30, 2007, included in such Form 6-K filing. The additional note has been added as new Note 16 and the inclusion of such additional Note 16 does not have any effect on or change the previously reported financial statements and results.

Amended below solely to include the new Note 16 are the operational and financial results for the second quarter ended June 30, 2007.

All of the information contained in this Report is hereby incorporated by reference into the Navios Registration Statements on Form F-3, File Nos. 333-136936, 333-129382 and 333-141872.

Operating and Financial Review and Prospects

The following is a discussion of the financial condition and results of operations for the three and six month periods ended June 30, 2007 and 2006. All of these financial statements have been prepared in accordance with Generally Accepted Accounting Principles in the United States of America (GAAP). You should read this section together with the consolidated financial statements and the accompanying notes included in Navios’ 2006 annual report filed on Form 20-F with the Securities Exchange Commission.

This report contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Reform Act of 1995. These forward looking statements are based on Navios’ current expectations and observations. Included among the factors that, in our view, could cause actual results to differ materially from the forward looking statements contained in this report are changes in any of the following: (i) charter demand and/or charter rates, (ii) production or demand for the types of dry bulk products that are transported by Navios’ vessels, (iii) operating costs including but not limited to changes in crew salaries, insurance, provisions, repairs, maintenance and overhead expenses, or (iv) changes in interest rates.

Recent Developments

Warrants/Equity increases:    On December 28, 2006, Navios made an offer to the holders of its 49,571,720 outstanding warrants to acquire shares of common stock. This offer expired on January 26, 2007, and 32,140,128 warrants were exercised, of which 14,237,557 were exercised by payment of the $5.00 exercise price and 17,902,571 were exercised by exchange of warrants. As a result, $71.2 million of gross cash proceeds were raised and 19,925,527 new shares of common stock were issued.

On May 30, 2007, the Company issued 13,225,000 shares of common stock following the offering of 11,500,000 shares of common stock, with the option of the underwriters to purchase 1,725,000 additional shares of common stock to cover any over-allotments. The gross cash proceeds from the above share capital issuance were $132.2 million.

During the 3 month period ended June 30, 2007 the Company issued 5,310,674 shares of common stock, following various exercises of warrants. The proceeds from such warrants exercise amounted to $26.6 million.

Matters from Annual Meeting:    On January 10, 2007, following stockholder approval of such matters, Navios (a) filed with the Republic of the Marshall Islands an amendment to its Articles of Incorporation to effectuate the increase of its authorized common stock from 120,000,000 shares to 250,000,000 shares and (b) adopted its 2006 Stock Plan, pursuant to which it may issue options to acquire shares of its common stock or make restricted stock awards covering an aggregate of up to 10,000,000 common shares.

Trading of common shares:    On February 1, 2007, Navios received approval of its application to list its common stock and warrants on the New York Stock Exchange (‘‘NYSE’’). The shares of common stock and warrants began trading on the NYSE commencing on the opening of trading on February 22, 2007 under the symbols ‘‘NM’’ and ‘‘NMWS’’, respectively.

Refinancing:    In February 2007, Navios entered into a new secured Loan Facility with HSH Nordbank and Commerzbank AG maturing on October 31, 2014. The new facility is composed of a $280 million Term Loan Facility and a $120 million Revolving Credit Facility. The term loan facility has partially been utilized to repay the remaining balance of the prior HSH Nordbank facility with the remaining balance of the new term loan used to finance the acquisition of Navios Hyperion. The revolving credit facility is available for future acquisitions and general corporate and working capital purposes. The interest rate of the new facility is LIBOR plus a spread ranging between 65 and 125 bps as defined in the agreement. The debt refinancing that occurred in February 2007 was accounted for as a debt modification.

Acquisition of Kleimar:    On February 2, 2007, Navios acquired all of the outstanding share capital of Kleimar N.V. for a cash consideration of $165.6 million (excluding direct acquisition costs), subject to certain adjustments. Kleimar is a Belgian maritime transportation company established in 1993. As of the date of the acquisition, Kleimar had 11 employees and was the owner and operator of Capesize and Panamax vessels used in the transportation of cargoes. It also has an extensive Contract of Affreightment (‘‘COA’’) business, a large percentage of which involves transporting cargo to China. Kleimar currently controls 11 vessels (including two long-term charter-in vessels to be delivered), of which it has ownership interest on three of them. The active long-term chartered-in fleet consists of four Capesize vessels and two Panamax vessels. Kleimar also has purchase options on six of the vessels. Two of the Capesize vessels, the Beaufiks (2004 built) and the Fantastiks (2005 built), exercisable at an average price of $35.7 million during the first quarter of 2008. For the other four vessels, the Rubena N, Abe Namura, Golden Heiwa and Tsuneishi, Kleimar has purchase options at prices ranging from $20.6 million to $59 million. However, those vessels have been chartered out by Kleimar and, as part of the charter agreement, Kleimar also granted those charterers call options on the vessels at prices ranging from $21.0 million to $61.0 million exercisable on the same day (immediately after) the purchase options held by Kleimar are exercised.

Acquisition of Vessels

On February 26, 2007, Navios took delivery of the vessel Navios Hyperion by exercising its purchase option. Previously the vessel was operating as part of our chartered-in fleet. The vessel’s purchase price was approximately $20.3 million.

On April 19, 2007, Navios acquired all of the outstanding share capital of White Narcissus Marine S.A. for a cash consideration of approximately $26 million. White Narcissus Marine S.A. is a Panamanian corporation which held a 50% share of the vessel Asteriks (the remaining 50% held by Kleimar). The purchase of White Narcissus Marine S.A. was financed by the use of a portion of the $120 million revolving credit facility with HSH Nordbank A.G. White Narcissus Marine S.A.’s only asset consists of its investment in the vessel Asteriks. White Narcissus Marine S.A. does not have any other operations, liabilities or employees.

On July 2007, the Company entered into new building contracts for two new Capesize vessels to be built by Daewoo Shipbuilding & Marine Engineering Company in South Korea. Both vessels will have deadweight capacity of 180,000 tons and are scheduled for delivery in June 2009 and September 2009. The Company paid an amount of $48 million as a deposit for the purchase of the vessels.

On August 2007, the Company entered into conditional agreements for the purchase of two new Capesize vessels. Each vessel will cost $110.0 million and have approximately 172,000 dwt. Delivery is scheduled in the fourth quarter of 2009.

Delivery of Vessels

The Company took delivery of the following three new building vessels under long term charter-in arrangements:

•	May 9th the Navios Primavera, a 2007 built Ultra Handymax vessel (Navios has a purchase option on the vessel),

•	June 19th the Navios Prosperity a 2007 Panamax vessel (Navios has a purchase option on the vessel), and

•	August 9th the Navios Esperanza a 2007 Panamax vessel

Overview

General

Navios is a large, vertically integrated, global seaborne shipping company, specializing in a wide range of drybulk commodities, including iron ore, coal, grain and fertilizers. We technically and commercially manage our owned fleet (except for Kleimar’s vessels which are managed by an unrelated third party) and commercially manage our chartered-in fleet. Navios has in-house ship management expertise that allows it to oversee every step of technical management of the owned fleet including the shipping operations throughout the life of the vessels and, the superintendence of maintenance, repairs and dry-docking of the operated fleet. Navios also owns and operates a port/storage facility in Uruguay.

On August 25, 2005, pursuant to a Stock Purchase Agreement dated February 28, 2005, as amended, by and among ISE, Navios and all the shareholders of Navios, ISE acquired Navios through the purchase of all of the outstanding shares of its common stock. As a result of this acquisition, Navios became a wholly-owned subsidiary of ISE. In addition, on August 25, 2005, simultaneously with the acquisition of Navios, ISE effected a reincorporation from the State of Delaware to the Republic of the Marshall Islands through a downstream merger with and into its newly acquired wholly-owned subsidiary, whose name continued to be Navios. As a result of the reincorporation, ISE transitioned from a shell company to an operating business and the operations of Navios became those of a publicly traded company.

Fleet

Following is the current ‘‘core fleet’’ employment profile, including the newbuildings to be delivered. The current ‘‘core fleet’’ consists of 50 vessels totaling 4.7 million deadweight tons. The employment of the fleet is reflected in the tables below. The 39 vessels in current operation aggregate approximately 3.1 million deadweight tons and have an average age of 4.4 years. Navios has currently fixed 99.0%, 88.9%, 49.6% and 29.0% of its 2007, 2008, 2009 and 2010 available days respectively, of its fleet (excluding Kleimar’s vessels, which are primarily utilized to fulfill COAs), representing contracted fees (net of commissions), based on contracted charter rates from our current charter agreements of $222.0 million, $250.0 million, $148.6 million and 92.6 million, respectively. Although these fees are based on contractual charter rates, any contract is subject to performance by the counter parties and ourselves. Additionally, the fees above reflect an estimate of off-hire days to perform periodic maintenance. If actual off-hire days are greater than estimated, these would decrease the level of fees above. The average contractual daily charter-out rate for the core fleet is $21,504, $24,387, $24,804 and $24,466 for 2007, 2008, 2009 and 2010, respectively. The average daily charter-in rate for the active long-term charter-in vessels (excluding Kleimar’s vessels) for the first half of 2007 was $9,374.

Owned Vessels

Vessels(1)	Type	Built	DWT	Charter-out Rate(2)	Expiration Date(3)
Navios Ionian	Ultra Handymax	2000	52,068	22,219	03/18/2009
Navios Apollon	Ultra Handymax	2000	52,073	16,150	09/30/2007
				23,700	10/01/2012
Navios Horizon	Ultra Handymax	2001	50,346	14,725	06/16/2008
Navios Herakles	Ultra Handymax	2001	52,061	26,600	05/12/2009
Navios Achilles	Ultra Handymax	2001	52,063	21,138	01/15/2009
Navios Meridian	Ultra Handymax	2002	50,316	14,250	10/01/2007
				23,700	10/02/2012
Navios Mercator	Ultra Handymax	2002	53,553	19,950	12/15/2008
Navios Arc	Ultra Handymax	2003	53,514	27,693	05/25/2009
Navios Hios	Ultra Handymax	2003	55,180	24,035	10/31/2008
Navios Kypros	Ultra Handymax	2003	55,222	43,938	11/30/2007
Navios Gemini S	Panamax	1994	68,636	19,523	12/21/2008
Navios Libra II	Panamax	1995	70,136	21,613	12/31/2007
				23,513	12/30/2010
Navios Felicity	Panamax	1997	73,867	9,595	04/25/2008
				26,169	04/26/2013
Navios Magellan	Panamax	2000	74,333	21,850	01/19/2010
Navios Galaxy I	Panamax	2001	74,195	24,062	01/25/2008
				21,937	12/26/2018
Navios Star	Panamax	2002	76,662	21,375	01/21/2010
Navios Alegria	Panamax	2004	76,466	19,475	12/31/2007
				23,594	12/30/2010
Navios Hyperion	Panamax	2004	75,707	26,268	02/26/2009
Asteriks	Panamax	2005	76,801		—
Obeliks(5)	Capesize	2000	170,454		—

Long Term Chartered-in Vessels

Vessels	Type	Built	DWT	Purchase Option(4)	Charter-out Rate(2)	Expiration Date(3)
Navios Vector	Ultra Handymax	2002	50,296	No	8,811	10/17/2007
Navios Astra	Ultra Handymax	2006	53,468	Yes	34,200	08/11/2009
Navios Primavera	Ultra Handymax	2007	53,464	Yes	20,046	06/01/2010
Navios Cielo	Panamax	2003	75,834	No	25,175	11/03/2008
Navios Orbiter	Panamax	2004	76,602	Yes	24,700	02/23/2009
Navios Aurora	Panamax	2005	75,397	Yes	24,063	07/06/2008
Navios Orion	Panamax	2005	76,602	No	27,312	03/01/2009
Navios Titan	Panamax	2005	82,936	No	20,000	01/04/2008
					27,100	11/24/2010
Navios Sagittarius	Panamax	2006	75,756	Yes	25,413	12/08/2008
Navios Altair	Panamax	2006	83,001	No	22,715	09/20/2009
Navios Prosperity	Panamax	2007	82,535	Yes	24,000	07/04/2012
Navios Esperanza	Panamax	2007	75,200	No	37,056	08/09/2009
Belisland	Panamax	2003	76,602	No		—
Golden Heiwa	Panamax	2007	76,662	No		—
SA Fortius	Capesize	2001	171,595	No		—
Beaufiks	Capesize	2004	180,181	Yes		—
Fantastiks	Capesize	2005	180,265	Yes		—
Rubena N	Capesize	2006	203,233	No		—

Vessels to be delivered

Long Term Chartered-in

Vessels	Type	Delivery Date	Purchase Option	DWT
Navios TBN	Ultra Handymax	05/2008	No	55,100
Navios Aldebaran	Panamax	03/2008	Yes	76,500
Navios TBN	Panamax	09/2011	Yes	80,000
Navios TBN	Capesize	09/2011	Yes	180,200
Tsuneishi TBN	Panamax	03/2008	No	75,250
Namura TBN	Capesize	04/2010	No	176,800
C. Utopia	Capesize	11/2007	No	174,000

Owned Vessels

Vessels	Type	Delivery Date	DWT
Navios TBN	Capesize	07/2009	180,000
Navios TBN	Capesize	09/2009	180,000
Navios TBN	Capesize	11/2009	170,000
Navios TBN	Capesize	11/2009	170,000

(1)	Excludes the Vanessa, a Product Handysize tanker (19,078 dwt) built in 2002, acquired in connection with the acquisition of Kleimar
(2)	Net Time Charter-out Rate per day (net of commissions)
(3)	Estimated dates assuming midpoint of redelivery by charterers
(4)	Generally, Navios may exercise its purchase option after three years of service
(5)	The vessel is contracted to be sold $24.2 million in 2009. The vessel is 95% owned

Since August 25, 2005, Navios exercised options to purchase eight vessels of its long-term chartered-in fleet. Of these eight vessels, the first vessel, Navios Meridian, was delivered on November 30, 2005, the second vessel, Navios Mercator, was delivered on December 30, 2005, the third vessel, Navios Arc, was delivered on February 10, 2006, the fourth vessel, Navios Galaxy I, was delivered on March 23, 2006, the fifth vessel, Navios Magellan, was delivered on March 24, 2006, the sixth vessel, Navios Horizon, was delivered on April 10, 2006, the seventh vessel, Navios Star, was delivered on December 4, 2006 and the eighth vessel, Navios Hyperion, was delivered on February 26, 2007. The acquisition cost of these additional eight vessels was approximately $155.0 million. Navios believes that the current market value of the eight vessels is approximately $390.0 million. Navios has options to acquire seven of the remaining 16 chartered-in vessels currently in operation and four of the eight long-term chartered-in vessels on order.

Charter Policy

Navios’ policy has been to take a portfolio approach to managing operating risks. This policy led Navios to time charter-out to various shipping industry counterparties, considered by Navios to have appropriate credit profiles, many of the fleet vessels that it is presently operating (i.e. vessels owned by Navios or which it has taken into its fleet under charters having a duration of more than 12 months) during 2006 and 2007 for various periods ranging between one and three years. By doing this, Navios has aimed to lock-in, subject to credit and operating risks, favorable forward cash flows which it believes will cushion it against unfavorable market conditions. In addition, Navios actively trades additional vessels taken in on shorter term charters of less than 12 months duration as well as Contracts of Affreightment (COAs) and Forward Freight Agreements (FFAs).

In 2006 and 2007, this policy had the effect of generating Time Charter Equivalents (TCE) that, while high by the average historical levels of the dry bulk freight market over the last 30 years, were below those which could have been achieved had the Navios fleet been operated purely on short term and/or spot employment. It could also have the effect of generating higher TCE than spot employment should the dry bulk market experience a downturn in 2007.

The average daily charter-in vessel cost for the Navios long term charter-in fleet was $9,374 per day and $9,646 per day (excluding vessels acquired through the acquisition of Kleimar) for the six months ended June 30, 2007 and 2006, respectively, which is currently significantly lower than the market revenue earning capacity of the vessels. The average charter-in hire rate per vessel was derived from the amount for long term hire included elsewhere in this document and was computed by (a) multiplying the (i) daily charter-in rate for each vessel by (ii) number of days the vessel is in operation for the year and (b) dividing such product by the total number of vessel days for the year. These rates exclude gains and losses from FFAs. Furthermore, Navios has the ability to increase its owned fleet through in-the-money purchase options exercisable in the near future.

Industry Outlook

Navios believes that Asian demand for commodities will remain robust on the back of strong expected economic growth. China, which is one of the main importers of most major dry bulk commodities such as iron ore and grains, is expected to continue its rapid growth and urbanization over the next few years. Significant commodities purchases by Asian countries, especially China and India, combined with limited new dry bulk capacity, caused by constraints on available shipyard vessel construction berths and port congestion, should contribute to historically high freight rates for the foreseeable future compared to those that have prevailed for most of the last 30 years, albeit not necessarily at the highest levels reached in 2005.

Navios believes that a decrease in global commodity demand from its current level, and the delivery of dry bulk carrier new buildings into the world fleet, would have an adverse impact to future revenue and profitability. However, the cost advantage of Navios’ long term chartered fleet, which is chartered-in at historically favorable fixed rates, would help to mitigate the impact of any short-term decline in freight rates. The reduced freight rate environment may also have an adverse impact on the value of Navios’ owned fleet and the presently in-the-money purchase options. In reaction to a decline in freight rates, available ship financing may also be negatively impacted.

Dry bulk fundamentals remain attractive. The Asia Pacific region, especially China, continues to contribute to strong global economic growth. More specifically, Chinese demand for iron ore, coal and grain and its import and exports of steel products play a significant part in sustaining dry bulk market at high levels. The high price of oil has contributed to increased movements of steam coal which is expected to continue in the foreseeable future. Additionally, new longer haul trade routes have developed that Navios anticipates should serve to stimulate ton-mile demand while port congestion continues to absorb global fleet tonnage whose growth is limited as shipyard capacity is dominantly allocated to container and tanker building.

Terminal Operations

Navios also owns and operates the largest bulk transfer and storage port facility in Uruguay. While a relatively small portion of the overall enterprise, Navios believes that this terminal is a stable business with strong growth and integration prospects. Operating results for Navios’ Uruguay port terminal are highly correlated to South American grain production and export, in particular Paraguayan, Uruguayan and Bolivian production and export. Navios believes that the continuing development of Uruguayan, Paraguayan and Bolivian grain exportation will foster throughput growth and therefore increase revenues at its Nueva Palmira port terminal. Should this development be delayed, grain harvests reduced, or the market experience an overall decrease in the demand for grain, the port terminal operations would be adversely affected.

Factors Affecting Navios’ Results of Operations

Navios believes that the important measures for analyzing trends in its results of operations consist of the following:

•	Market Exposure: Navios manages the size and composition of its fleet, by chartering and owning vessels, to adjust to anticipated changes in market rates. Navios aims at achieving an appropriate balance between owned vessels and long and short term chartered in vessels and controls approximately 4.1 million dwt in dry bulk tonnage. Navios’ options to extend the duration of vessels it has under long-term time charter (durations of over 12 months) and its purchase options on chartered vessel (see separate table) permits Navios to adjust the cost and the fleet size to correspond to market conditions.

•	Available days: Available days is the number of the operating days less the aggregate number of days that the vessels are off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys. The shipping industry uses available days to measure the number of days in a period during which vessels should be capable of generating revenues.

•	Operating days: Operating days is the number of available days in a period less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

•	Fleet utilization: Fleet utilization is obtained by dividing the number of operating days during a period by the number of available days during the period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys or vessel positioning.

•	Time Charter Equivalents rates (‘‘TCE’’): TCE rates are defined as voyage and time charter revenues plus gains or losses on FFA less voyage expenses during a period divided by the number of available days during the period. Navios includes the gains or losses on FFA in the determination of TCE rates as neither voyage and time charter revenues nor gains or losses on FFA are evaluated in isolation. Rather, the two are evaluated together to determine total earnings per day. The TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts, while charter hire rates for vessels on time charters generally are expressed in such amounts.

Voyage and Time Charter

Revenues are driven primarily by the number of vessels in the fleet, the number of days during which such vessels operate and the amount of daily charter hire rates that the vessels earn under charters, which, in turn, are affected by a number of factors, including:

•	the duration of the charters;

•	the level of spot market rates at the time of charter;

•	decisions relating to vessel acquisitions and disposals;

•	the amount of time spent positioning vessels;

•	the amount of time that vessels spend in dry-dock undergoing repairs and upgrades;

•	the age, condition and specifications of the vessels; and

•	the aggregate level of supply and demand in the dry bulk shipping industry.

Time charters are available for varying periods, ranging from a single trip (spot charter) to long-term which may be many years. In general, a long-term time charter assures the vessel owner of a consistent stream of revenue. Operating the vessel in the spot market affords the owner greater spot market opportunity, which may result in high rates when vessels are in high demand or low rates when vessel availability exceeds demand. Vessel charter rates are affected by world economics, international events, weather conditions, strikes, governmental policies, supply and demand, and many other factors that might be beyond the control of management.

Consistent with industry practice, Navios uses time charter equivalent (TCE), revenue which consists of revenue from vessels operating on time charters, or TC revenue, and voyage revenue less voyage expenses from vessels operating on voyage charters in the spot market, as a method of analyzing fluctuations between financial periods and as a method of equating revenue generated from a voyage charter to time charter revenue. TCE revenue also serves as industry standard for measuring revenue and comparing results between geographical regions and among competitors.

Navios operates a fleet of owned Ultra Handymax and Panamax dry bulk vessels and a fleet of chartered-in Panamax and Ultra Handymax dry bulk vessels that are employed to provide world wide transportation of bulk commodities under freight contracts and through sub-time charter employment to other leading shipping companies.

The cost to maintain and operate a vessel increases with the age of the vessel. Older vessels are less fuel efficient, cost more to insure and require upgrades from time to time to comply with new regulations. The average age of Navios’ owned fleet as of June 30, 2007 is 6.25 years. But as such fleet ages or if Navios expands its fleet by acquiring previously owned and older vessels the cost per vessel would be expected to rise and, assuming all else, including rates, remains constant, vessel profitability would be expected to decrease.

Spot Charters, Contracts of Affreightment (COAs), and Forward Freight Agreements (FFAs)

Navios enhances vessel utilization and profitability through a mix of voyage charters, short term charter-out contracts, COA’s and strategic backhauls cargo contracts, as follows:

•	The operation of voyage charters or spot charter-out fixtures for the carriage of a single cargo from load port to discharge port

•	The use of COAs, under which Navios contracts to carry a given quantity of cargo between certain load and discharge ports within a stipulated time frame; and

•	The use of FFAs both as economic hedges in reducing market risk on specific vessels, freight commitments or the overall fleet and in order to increase or reduce the size of its exposure to the dry bulk shipping market.

In addition, Navios, through selecting COAs on what would normally be backhaul or ballast legs, attempts to enhance vessel utilization and profitability. The cargoes are used to position vessels at or near major loading areas (such as the US Gulf) where spot cargoes can readily be obtained. This enables ballast time to be reduced as a percentage of the round voyage. This strategy is referred to as triangulation.

Navios enters into COAs with major industrial end users of bulk products, primarily in the steel, energy and grain sectors. These contracts are entered into not only with a view to making profit but also as a means of maintaining relationships, obtaining market information and continuing a market presence in this market segment. Navios has adopted a strategy of entering into COAs to carry freight into known loading areas, such as the US Gulf and the Gulf of St. Lawrence, where subsequent spot or voyage charters can be obtained.

Navios enters into dry bulk shipping FFAs as economic hedges relating to identifiable ship and/or cargo positions and as economic hedges of transactions that Navios expects to carry out in the normal course of its shipping business. By utilizing certain derivative instruments, including dry bulk shipping FFAs, Navios manages the financial risk associated with fluctuating market conditions. In entering into these contracts, Navios has assumed the risk that might arise from the possible inability of counterparties to meet the terms of their contracts.

At June 30, 2007, none of the ‘‘mark to market’’ positions of the open dry bulk FFA contracts qualified for hedge accounting treatment. The balance of Other Comprehensive Income, as of June 30, 2007, relates to six FFAs that qualified for hedge accounting treatment during 2006. Dry bulk FFAs traded by us that do not qualify for hedge accounting are shown at fair value through the statement of operations.

FFAs cover periods generally ranging from one month to one year and are based on time charter rates or freight rates on specific quoted routes. FFAs are executed either over-the-counter, between two parties, or through NOS ASA, a Norwegian clearing house, and LCH, the London Clearing House. FFAs are settled in cash monthly based on publicly quoted indices.

NOS ASA and LCH call for both base and margin collaterals, which are funded by Navios and which, in turn, substantially eliminate counterparty risk. Certain portions of these collateral funds may be restricted at any given time, as determined by NOS ASA and LCH.

At the end of each calendar quarter, the fair value of FFAs traded over-the-counter are determined from an index published in London, United Kingdom. Navios has implemented specific procedures designed to respond to credit risk associated with over-the-counter trades, including the establishment of a list of approved counterparties and a credit committee which meets regularly.

Statement of Operations Breakdown by Segment

Navios reports financial information and evaluates its operations by charter revenues and not by vessel type, length of ship employment, customers or type of charter. Navios does not have discrete financial information to evaluate the operating results for each such type of charter. Although revenue can be identified for these types of charters, management cannot and does not identify expenses, profitability or other financial information for these charters. As a result, Navios reviews operating results solely by revenue per day and operating results of the owned and chartered-in fleet, thus, the Company has determined that it has two reportable segments, Vessel Operations and Port Terminal. The reportable segments reflect the internal organization of Navios and strategic businesses that offer different products and services. The Vessel Operations business consists of transportation and handling of bulk cargoes through ownership, operation, and trading of vessels, freight and FFAs. The Port Terminal business consists of operating a port and transfer station terminal. Navios measures segment performance based on net income. For further segment information, please see the footnotes to the Consolidated Financial Statements.

Recent Accounting Pronouncements

In February 2006, the Financial Accounting Standard Board issued Statement of Financial Accounting Standards No. 155 (SFAS 155) ‘‘Accounting for Certain Hybrid Instruments — an amendment of FASB Statements No. 133 and 140’’. SFAS 155 amends SFAS 133 to permit fair value measurement for certain hybrid financial instruments that contain an embedded derivative, provides additional guidance on the applicability of SFAS 133 and SFAS 140 to certain financial instruments and subordinated concentrations of credit risk. SFAS 155 is effective for the first fiscal year that begins after September 15, 2006. This statement was effective for Navios for the fiscal year beginning on January 1, 2007 and did not have a material effect on its consolidated financial statements.

In March 2006, the Financial Accounting Standard Board issued Statement of Financial Accounting Standards No. 156 (SFAS 156) ‘‘Accounting for Servicing of Financial Assets — an amendment of FASB Statement No. 140’’. SFAS 156 amends SFAS 140 requiring that all separately recognized servicing assets and servicing liabilities be measured at fair value, if practicable. SFAS 156 also permits, but does not require, the subsequent measurement of servicing assets and servicing liabilities. SFAS 156 is effective for the first fiscal year that begins after September 15, 2006. This statement was effective for Navios for the fiscal year beginning on January 1, 2007 and did not have a material effect on its consolidated financial statements.

In June 2006, The Financial Accounting Standard Board issued FIN 48 ‘‘Accounting for Uncertainty in Income Taxes’’, an interpretation of FASB Statement 109. This interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for the first fiscal year that begins after December 15, 2006. This interpretation was effective for Navios for the fiscal year beginning on January 1, 2007 and it did not have a material effect on its consolidated financial statements.

In September 2006, the Financial Accounting Standard Board issued Statement of Financial Accounting Standards No. 157 (SFAS 157) ‘‘Fair Value Measurement’’. SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP) and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Earlier application is encouraged, provided that the reporting entity has not yet issued financial statements for that fiscal year, including financial statements for an interim period within that fiscal year. The provisions of SFAS 157 should be applied prospectively as of the beginning of the fiscal year in which it is initially applied except for certain cases where it should be applied retrospectively. The adoption of this accounting standard is not expected to have a material effect on the consolidated financial statements. This statement will be effective for Navios for the fiscal year beginning on January 1, 2008.

In February 2007, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 159 (SFAS 159) ‘‘The Fair Value Option for Financial Assets and Financial Liabilities’’. SFAS 159 permits the entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. This Statement is expected to expand the use of fair value measurement, which is consistent with the Board’s long-term measurement objectives for accounting for financial instruments. SFAS 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year on or before November 15, 2007, provided the entity also elects to apply the provisions of FASB Statement No. 157, ‘‘Fair Value Measurements’’. The adoption of this accounting standard is not expected to have a material effect on our consolidated financial statements.

Critical Accounting Policies

The Navios’ consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, or US GAAP. The preparation of these financial statements requires Navios to make estimates in the application of its accounting policies based on the best assumptions, judgments and opinions of management. Following is a discussion of the accounting policies that involve a higher degree of judgment and the methods of their application that affect the reported amount of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of its financial statements. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. Navios has described below what it believes are its additional most critical accounting policies that involve a high degree of judgment and the methods of their application. For a description of all of Navios’ significant accounting policies, see Note 2 to the Consolidated Financial Statements included in Navios’ 2006 annual report filed on Form 20-F with the Securities Exchange Commission.

Accounting for derivative financial instruments and hedge activities:    We enter into dry bulk shipping FFAs as economic hedges relating to identifiable ship and/or cargo positions and as economic hedges of transactions we expect to carry out in the normal course of our shipping business. By utilizing certain derivative instruments, including dry bulk shipping FFAs, we manage the financial risk associated with fluctuating market conditions. In entering into these contracts, the Company has assumed the risk that might arise from the possible inability of counterparties to meet the terms of our contracts.

We also trade dry bulk shipping FFAs which are cleared through NOS ASA and LCH. NOS ASA calls for both base and margin collaterals, which are funded by Navios, and which in turn substantially eliminates counterparty risk. Certain portions of these collateral funds may be restricted at any given time as determined by NOS ASA and LCH. See further discussion under ‘‘Spot Charters, Contracts of Affreightment (COAs) and Forward Freight Agreements (FFAs)’’. At the end of each calendar quarter, the fair value of dry bulk shipping FFAs traded over-the-counter are determined from an index published in London, United Kingdom and the fair value of those FFAs traded with NOS ASA and LCH are determined from the NOS and LCH valuations accordingly.

Pursuant to SFAS 133, Navios records its derivative financial instruments and hedges as economic hedges except for those qualifying for hedge accounting. Gains or losses of instruments qualifying for hedge accounting are reflected under ‘‘Accumulated Other Comprehensive Income/(Loss)’’ in stockholders’ equity while those instruments that do not meet the criteria for hedge accounting are reflected in the statement of operations. For FFAs that qualify for hedge accounting the changes in fair values of the effective portion representing unrealized gains or losses are recorded in ‘‘Accumulated Other Comprehensive Income (Loss)’’ in the stockholders’ equity while the unrealized gain or losses of the FFAs not qualifying for hedge accounting together with the ineffective portion of those qualifying for hedge accounting are recorded in the statement of operations under ‘‘Gain (Loss) on Forward Freight Agreements’’. The gains/(losses) included in ‘‘Accumulated Other Comprehensive Income (Loss)’’ will be reclassified to earnings under ‘‘Revenue’’ in the statement of operations in the same period or periods during which the hedged forecasted transaction affects earnings. The reclassification to earnings will extend until December 31, 2007, depending on the period or periods during which the hedged forecasted transactions will affect earnings and commenced in the third quarter of 2006. The amount of losses included in ‘‘Accumulated Other Comprehensive Income (Loss)’’ as of June 30, 2007, which is expected to be reclassified to earnings until December 31, 2007, is $4.9 million. For the three and six month period ended June 30, 2007, the gains (losses) included in ‘‘Accumulated Other Comprehensive Income (Loss)’’ that have been reclassified to earnings amounted to $2.4 million and $4.9 million, respectively. At June 30, 2007 and December 31, 2006, none of the FFAs, foreign exchange contracts or interest rate swaps qualified for hedge accounting and, accordingly, all unrealized gains or losses were recorded in the statement of operations. Effective April and May 2006, six FFAs qualified for hedge accounting and the changes in fair values of the effective portion representing unrealized gains or losses at June 30, 2006, were recorded in ‘‘Accumulated Other Comprehensive Income/(Loss)’’ in the stockholders’ equity while the unrealized gains or losses of the remaining FFAs not qualifying for hedge accounting together with the ineffective portion of those qualifying for hedge accounting of $0.5 million, were recorded in the statement of operations under ‘‘Gain/(Loss) on Forward Freight Agreements’’. As of June 30, 2006 there were no gains/(losses) included in ‘‘Accumulated Other Comprehensive Income/(Loss)’’ that had been reclassified to earnings.

Impairment of long-lived assets:    Vessels, other fixed assets and other long lived assets held and used by Navios are reviewed periodically for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular asset may not be fully recoverable. In accordance with FAS 144, management reviews valuations and compares them to the asset’s carrying amounts. Should the valuations indicate potential impairment, management determines projected undiscounted cash flows for each asset and compares it to its carrying amount. In the event that impairment occurs, an impairment charge is recognized by comparing the asset’s carrying amount to its estimated fair value. For the purposes of assessing impairment, long lived-assets are grouped at the lowest levels for which there are separately identifiable cash flows. No impairment loss was recognized for any of the periods presented.

Vessels, net:    Vessels acquired through business combinations are stated at fair market value, while vessels acquired outside of business combinations are stated at cost, which consists of the contract price, and any material expenses incurred upon acquisition (improvements and delivery expenses). Subsequent expenditures for major improvements and upgrading are capitalized, provided they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels. Expenditures for routine maintenance and repairs are expensed as incurred.

Depreciation is computed using the straight line method over the useful life of the vessels, after considering the estimated residual value. Management estimates the useful life of our vessels to be 25 years from the vessel’s original construction. However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is re-estimated to end at the date such regulations become effective.

Dry-docking costs:    Our vessels are subject to regularly scheduled dry-docking and special surveys, which are carried out every 30 or 60 months to coincide with the renewal of the related certificates issued by the Classification Societies, unless a further extension is obtained in rare cases and under certain conditions. The costs of dry-docking and special surveys are deferred and amortized over the above periods or, to the next dry-docking or special survey date if such has been determined. Unamortized dry-docking or special survey costs of vessels sold are written off to income in the year the vessel is sold. When vessels are acquired, the portion of the vessels’ capitalized cost that relates to dry-docking or special survey is treated as a separate component of the vessels’ cost and is deferred and amortized as above. This cost is determined by reference to the estimated economic benefits to be derived until the next dry-docking or special survey.

Goodwill and Other Intangible Assets and Liabilities:    As required by SFAS No. 142 ‘‘Goodwill and Other Intangible Assets’’, goodwill acquired in a business combination initiated after June 30, 2001 is not to be amortized. Similarly, intangible assets with indefinite lives are not amortized. Rather, SFAS 142 requires that goodwill be tested for impairment at least annually and written down with a charge to operations if the carrying amount exceeds the estimated fair value.

Navios evaluates impairment of goodwill using a two-step process. First, the aggregate fair value of the reporting unit is compared to its carrying amount, including goodwill. If the fair value exceeds the carrying amount, no impairment exists. If the carrying amount of the reporting unit exceeds the fair value, then the implied fair value of the reporting unit’s goodwill is compared with its carrying amount. The implied fair value is determined by allocating the fair value of the reporting unit to all the assets and liabilities of that unit, as if the unit had been acquired in a business combination and the fair value of the unit was the purchase price. If the carrying amount of the goodwill exceeds the implied fair value, then goodwill impairment is recognized by writing the goodwill down to the implied fair value. Navios determined that there was no impairment of goodwill during all periods presented.

Navios’ intangible assets and liabilities acquired in connection with business combinations were valued in a process that included the use of independent appraisers. The fair value of the trade name was determined based on the ‘‘relief from royalty’’ method which values the trade name based on the estimated amount that a company would have to pay in an arms length transaction in order to use that trade name. The asset is being amortized under the straight line method over 32 years.

Other intangible assets and liabilities that are being amortized, such as the amortizable portion of favorable leases, port terminal operating rights, backlog assets and liabilities, would be considered impaired if their fair market value could not be recovered from the future undiscounted cash flows associated with the asset. Vessel purchase options held by Navios, which are included in favorable lease terms, are not amortized and would be considered impaired if the carrying value of an option, when added to the option price of the vessel, exceeded the fair market value of the vessel. Vessel purchase options held by third parties that are included in unfavorable leases for vessels owned by Navios or vessels that Navios charters in with an option to purchase are also not amortized. The liability for purchase options held by third parties will be included in the gain or loss on the sale of the vessel when the option is exercised.

The intangible asset associated with the favorable lease terms includes $57.2 million related to purchase options for the vessels, consisting of $20.7 million as of August 25, 2005 and $36.5 million from the acquisition of Kleimar. The $57.2 million is not amortized and should the purchase options be exercised, the portion of this asset will be capitalized as part of the cost of the vessel and will be depreciated over the remaining useful life of the vessel. As of June 30, 2007, $8.6 million had been transferred to the acquisition cost of vessels. The liability associated with unfavorable lease liabilities includes an amount of $15.9 million related to purchase options held by third parties, arising from the acquisition of Kleimar. This amount is not amortized and should the purchase options be exercised by the third party, the portion of this liability will be included in the gain or loss on the sale of the vessel when the option is exercised. As of June 30, 2007, no amount had been transferred to gain or loss.

Leases:    Vessel leases where Navios is regarded as the lessor are classified as either finance leases or operating leases based on an assessment of the terms of the lease. For charters classified as finance type leases the minimum lease payments are recorded as the gross investment in the lease. The difference between the gross investment in the lease and the sum of the present values of the two components of the gross investment is recorded as unearned income which is amortized to income over the lease term as finance lease interest income to produce a constant periodic rate of return on the net investment in the lease.

Deferred taxation:    The asset and liability method is used to account for future income taxes. Under this method, future income tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts and the tax bases of assets and liabilities. Future income tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A deferred tax asset is recognized for temporary differences that will result in deductible amounts in future years. Valuation allowance is recognized if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax asset will not be realized. During interim periods, the Company recognizes tax expense at the estimated annual effective rate.

Period over Period Comparisons

For the Three Month Period ended June 30, 2007 compared to Three Month Period ended June 30, 2006

The following table presents consolidated revenue and expense information for the three month periods ended June 30, 2007 and 2006. This information was derived from the unaudited consolidated revenue and expense accounts of Navios for the respective periods.

	June 30, 2007	June 30, 2006
	(unaudited)	(unaudited)
Revenue	$135,865	$52,993
Gain on Forward Freight Agreements	7,196	1,665
Time charter, voyage and port terminal expenses	(90,204)	(22,622)
Direct vessel expenses	(7,866)	(5,047)
General and administrative expenses	(4,562)	(4,042)
Depreciation and amortization	(7,421)	(9,155)
Interest income from investments in finance lease	1,086	—
Interest income	1,565	661
Interest expense and finance cost, net	(12,528)	(10,787)
Other income	571	1,215
Other expense	(274)	(99)
Income before equity in net earnings of affiliate companies and joint ventures	23,428	4,782
Equity in net Earnings of Affiliated Companies and Joint Ventures	388	142
Net income before Taxes	23,816	4,924
Income Taxes	(634)	—
Net Income after Taxes	$23,182	$4,924

Set forth below are selected historical and statistical data for Navios, that we believe may be useful in better understanding our financial position and results of operations.

	Three month period ended June 30,
	2007	2006(2)
FLEET DATA
Available days(1)	4,155	2,593
Operating days	4,155	2,587
Fleet utilization	100%	99.76%
AVERAGE DAILY RESULTS
Time Charter Equivalents (including FFAs)	$23,909	$17,329
Time Charter Equivalents (excluding FFAs)	$22,193	$16,687

(1)	Navios has currently fixed out (i.e. arranged charters for) 99.0% and 88.9% of its 2007 and 2008 available days, respectively (excluding Kleimar’s fleet).
(2)	Excludes vessels acquired through the acquisition of Kleimar.

During the three month period ended June 30, 2007, there were 1,562 more available days as compared to the same period of 2006. This was due to the increase in the number of vessels in our owned fleet by three vessels (two vessels acquired through the exercise of options from the charter-in fleet and one vessel following the acquisition of Kleimar) resulting in 224 additional days. The increase of the chartered-in fleet by nine vessels during the second quarter of 2007 (three new vessels from the charter-in fleet to be delivered and six vessels from the acquisition of Kleimar), further increased the available days by 1,338 days. Navios can increase or decrease its fleet’s size by chartering-in vessels for long or short-term periods (less than one year). Fleet size and the corresponding ‘‘available days’’ will be decreased if charters are not renewed or replaced.

The average Time Charter Equivalent (TCE) rate including FFAs for the three month period ended June 30, 2007 was $23,909 per day, $6,580 per day higher than the rate achieved in the same period of 2006. This was primarily due to the improvement in the freight market resulting in higher charter-out daily rates in the first quarter of 2007 than those achieved in the first quarter of 2006 and the Capesize vessels (with significantly higher rates) acquired as part of the acquisition of Kleimar (Capesize Baltic Exchnage’s time charter average index as of June 29, 2007 was $100,713 per day compared to the respective panamax index which was $51,870 per day).

Revenue:    Revenue increased to $135.9 million for the three month period ended June 30, 2007 as compared to the $53.0 million for the same period of 2006. Revenues from vessel operations increased by approximately $82.4 million or 164.4% to $132.5 million for the three month period ended June 30, 2007 from $50.1 million for the same period of 2006. This increase is mainly attributable to the increase in the operating days by as well as the improvement in the market resulting in higher charter-out daily hire rates in the second quarter of 2007 as compared to the same period of 2006, and an increase in the number of COAs serviced by Navios (acquired as part of the acquisition of Kleimar).

Revenue from the port terminal increased by $0.5 million to $3.4 million for the three month period ended June 30,, 2007 as compared to $2.9 million in the same period of 2006. This is due to the port terminal throughput volume increase of approximately 14.6% to 799,000 tons for the three month period ended June 30, 2007 from 697,000 tons for the same period in 2006.

Gains on FFAs:    Income from FFAs increased by $5.5 million to a gain of $7.2 million during the three month period ended June 30, 2007 as compared to $1.7 million gain for the same period in 2006. Navios records the change in the fair value of derivatives at each balance sheet date, except FFAs qualifying for hedge accounting, where the effective portion is recorded under Accumulated Other Comprehensive Income. Six FFAs qualified for hedge accounting in the three months period ending June 30, 2006. None of the FFas qualified for hedge accounting for the same period in 2007. Changes in fair value of FFAs not qualifying for hedge accounting were recognized in the statement of operations.

The FFAs market has experienced significant volatility in the past few years and, accordingly, recognition of the changes in the fair value of FFAs has, and can, cause significant volatility in earnings. The extent of the impact on earnings is dependent on two factors: market conditions and Navios’ net position in the market. Market conditions were volatile in both periods. As an indicator of volatility, selected Baltic Exchange Panamax time charter average rates are shown below.

	Baltic Exchange’s Panamax Time Charter Average Index
April 2, 2007	$40,498	(b)
June 29, 2007	$51,870	(a)(*)
May 2, 2006	$16,337	(c)
June 30, 2006	$24,117	(d)(*)

(a)	High for Q2 – 2007
(b)	Low for Q2 – 2007
(c)	Low for Q2 – 2007
(d)	High for Q2 – 2007
(*)	Period end rate

Time Charter, Voyage and Port Terminal Expense:    Time charter and voyage expenses increased by $67.6 million or 299.1% to $90.2 million for the three month period ended June 30, 2007 as compared to $22.6 million for same period in 2006. This was primarily due to the higher charter-in expenses relating to Capesize vessels and servicing the related COA business following the acquisition of Kleimar. The charter-in daily hire rate cost for the long term chartered-in fleet (excluding Kleimar’s vessels) decreased from $9,655 per day in the second quarter of 2006 to $9,368 per day for the same period of 2007.

Direct Vessel Expenses:    Direct vessel expenses for operation of the owned fleet increased by $2.9 million to $7.9 million or 58.0% for the three month period ended June 30, 2007 as compared to $5.0 million for the same period in 2006. Direct vessel expenses include crew costs, provisions, deck and engine stores, lubricating oils, insurance premiums and maintenance and repairs. The increase resulted primarily from additional costs related to the increase of the owned fleet by three vessels compared to the second quarter of 2006.

General and Administrative Expenses:    General and administrative expenses increased by $0.6 million to $4.6 million or 15.0% for the three month period ended June 30, 2007 as compared to $4.0 million for the same period of 2006. The increase is mainly attributable to (a) increase in payroll and related costs in connection with the expansion of Navios’ fleet, (b) increase in professional, legal, and audit fees and traveling due to the additional costs incurred by Navios in connection with acquisitions and other activities.

Depreciation and Amortization:    For the three month period ended June 30, 2007 the decrease in depreciation and amortization compared to the same period in 2006 is attributable mainly to the $1.3 million net positive amortization of intangible assets and liabilities associated with the acquisition of Kleimar, as well as the decline in the amortization of intangible assets, due to the transfer of the unamortized balance of favorable leases to vessel cost upon exercise of purchase options. The decrease was mitigated by the increase in depreciation due to the acquisition of three vessels. The overall decrease in depreciation and amortization was $1.7 million effect. See further discussion of Navios’ amortization policy under Liquidity and Capital Resources.

Interest income from investments in finance leases:    Interest income from investments in finance leases amounted to $1.1 million and relates to the acquisition of Kleimar (see note 3 on the condensed notes to the consolidated financial statements). No investment in finance lease existed during the corresponding period of the previous year.

Net Interest Expense and Income:    Interest expense for the three month period ended June 30, 2007 increased to $12.5 million as compared to $10.8 million in the same period of 2006. The increase is due to bank secured facilities obtained to partially finance the acquisition of new vessels and Kleimar and the issuance of $300 million of senior notes. Interest income increased by $0.9 million to $1.6 million for the three month period ended June 30, 2007 as compared to $0.7 million for the same period of 2006. This is mainly attributable to the increase in the average cash balances from $55.1 million in the second quarter of 2006 to $186.4 million in the same period of 2007.

Other Income:    Other income decreased by $0.6 million to $0.6 million for the three month period ended June 30, 2007, compared to the same period in 2006. This decrease is mainly due to marked to market losses realized on the interest rate swaps between the two periods..

Net Other Expense:    Other expense increased by $0.2 million for the three month period ended June 30, 2007. This change is mainly due to higher foreign exchange losses realized from the settlement of payables raised in currencies other than US dollars during the period.

Income Taxes.    Income taxes increased by $0.6 million for the three month period ended June 30, 2007. Income taxes consist of deferred income taxes calculated for Kleimar, which is subject to corporate income tax. Such taxes have been calculated based on the estimated annual effective rate.

For the Six Month Period ended June 30, 2007 compared to the Six Month Period ended June 30, 2006

The following table presents consolidated revenue and expense information for the six month periods ended June 30, 2007 and 2006. This information was derived from the unaudited consolidated revenue and expense accounts of Navios for the respective periods.

	June 30, 2007	June 30, 2006
	(unaudited)	(unaudited)
Revenue	$237,003	$102,656
Gain on Forward Freight Agreements	10,050	3,327
Time charter, voyage and port terminal expenses	(150,644)	(43,390)
Direct vessel expenses	(14,024)	(9,211)
General and administrative expenses	(8,855)	(7,637)
Depreciation and amortization	(13,694	(19,769)
Interest income from investments in finance lease	1,646	—
Interest income	3,088	1,129
Interest expense and finance cost, net	(25,999)	(19,993)
Other income	739	2,640
Other expense	(748)	(142)
Income before equity in net earnings of affiliate companies and joint ventures	38,562	9,610
Equity in net Earnings of Affiliated Companies and Joint Ventures	1,216	296
Net income before Taxes	39,778	9,906
Income Taxes	(1,813)	—
Net Income after Taxes	$37,965	$9,906

Set forth below are selected historical and statistical data for Navios as, that we believe may be useful in better understanding our financial position and results of operations.

	Six month period ended June 30,
	2007	2006(2)
FLEET DATA
Available days(1)	7,917	4,983
Operating days	7,916	4,972
Fleet utilization	100%	99.78%
AVERAGE DAILY RESULTS
Time Charter Equivalents (including FFAs)	$23,150	$17,905
Time Charter Equivalents (excluding FFAs)	$21,881	$17,237

(1)	Navios has currently fixed out (i.e. arranged charters for) 99.0% and 88.9% of its 2007 and 2008 available days, respectively (excluding Kleimar’s fleet).
(2)	Excludes vessels acquired through the acquisition of Kleimar.

During the six month period ended June 30, 2007, there were 2,934 more available days as compared to the same period of 2006. This was due to the increase in the number of vessels in our owned fleet by three vessels (two vessels acquired through the exercise of options from the charter-in fleet and one vessel from the acquisition of Kleimar) resulting in 672 additional days. The increase of the chartered-in fleet by nine vessels during the first half of 2007 (three new vessels from the charter-in fleet to be delivered and six vessels from the acquisition of Kleimar), further increased the available days by 2,262 days. Navios can increase or decrease its fleet’s size by chartering-in vessels for long or short-term periods (less than one year). Fleet size and the corresponding ‘‘available days’’ will be decreased if charters are not renewed or replaced.

The average Time Charter Equivalent (TCE) rate including FFAs for the six month period ended June 30, 2007 was $23,150 per day, $5,245 per day higher than the rate achieved in the same period of 2006. This was primarily due to the improvement in the freight market resulting in higher charter-out daily rates in the first half of 2007 than those achieved in the first half of 2006 and the Capesize vessels (with significantly higher rates) acquired as part of the acquisition of Kleimar (Capesize Baltic Exchnage’s time charter average index as of June 29, 2007 was $100,713 per day compared to the respective panamax index which was $51,870 per day).

Revenue:    Revenue for the six month period ended June 30, 2007 was $237.0 million as compared to $102.7 million for the same period of 2006. Revenues from vessel operations increased by approximately $133.4 million or 135.2% to $232.1 million for the six months ended June 30, 2007 from $98.7 million for the same period of 2006. This increase is mainly attributable to the increase in the operating days as well as the improvement in the market resulting in higher charter-out daily hire rates in the first half of 2007 as compared to the same period of 2006, and an increase in the number of COAs serviced by Navios (acquired as part of the acquisition of Kleimar).

Revenue from port terminal operations for the first half of 2007 was $4.9 million as compared to $4.0 million in the same period of 2006. This is attributable to increased throughputs in the first half of 2007 of 1,190,000 tons as compare to 1,022,500 tons in the same period of 2006.

Gains on FFAs:    Income from FFAs increased by $6.8 million to a gain of $10.1 million during the six month period ended June 30, 2007 as compared to $3.3 million gain for the same period in 2006. Navios records the change in the fair value of derivatives at each balance sheet date, except FFAs qualifying for hedge accounting, where the effective portion is recorded under Accumulated Other Comprehensive Income. Six FFAs qualified for hedge accounting in the three months period ending June 30, 2006. None of the FFas qualified for hedge accounting for the same period in 2007. Changes in fair value of FFAs not qualifying for hedge accounting were recognized in the statement of operations.

The FFAs market has experienced significant volatility in the past few years and, accordingly, recognition of the changes in the fair value of FFAs has, and can, cause significant volatility in earnings. The extent of the impact on earnings is dependent on two factors: market conditions and Navios’ net position in the market. Market conditions were volatile in both periods. As an indicator of volatility, selected Baltic Exchange Panamax time charter average rates are shown below.

	Baltic Exchange’s Panamax Time Charter Average Index
January 31, 2007	$31,719	(a)
June 29, 2007	$51,870	(b)(*)
May 2, 2006	$16,337	(c)
June 30, 2006	$24,117	(d)(*)

(a)	Low for six months – 2007
(b)	High for six months – 2007
(c)	Low for six months – 2006
(d)	High for six months – 2006
(*)	Period end rate

Time Charter, Voyage and Port Terminal Expense:    Time charter and voyage expenses increased by $107.2 million or 247.0% to $150.6 million for the six month period ended June 30, 2007 as compared to $43.4 million for same period in 2006. This was primarily due to the higher charter-in expenses relating to Capesize vessels and servicing the related COA business following the acquisition of Kleimar. The charter-in daily hire rate cost for the long term chartered-in fleet (excluding Kleimar’s vessels) decreased from $9,646 per day in the first half of 2006 to $9,374 per day for the same period of 2007.

Direct Vessel Expenses:    Direct vessel expenses for operation of the owned fleet increased by $4.8 million to $14.0 million or 52.2% for the six month period ended June 30, 2007 as compared to $9.2 million for the same period in 2006. Direct vessel expenses include crew costs, provisions, deck and engine stores, lubricating oils, insurance premiums and maintenance and repairs. The increase resulted primarily from additional costs related to the increase of the owned fleet by three vessels compared to the second half of 2006.

General and Administrative Expenses:    General and administrative expenses increased by $1.3 million to $8.9 million or 17.1% for the six month period ended June 30, 2007 as compared to $7.6 million for the same period of 2006. The increase is mainly attributable to (a) increase in payroll and related costs in connection with the expansion of Navios’ fleet, (b) increase in professional, legal, and audit fees and traveling due to the additional costs incurred by Navios in connection with acquisitions and other activities.

Depreciation and Amortization:    For the six month period ended June 30, 2007 the decrease in depreciation and amortization compared to the same period in 2006 is attributable mainly to the $3.5 million net positive amortization of intangible assets and liabilities associated with the acquisition of Kleimar, as well as the decline in the amortization of intangible assets, due to the transfer of the unamortized balance of favorable leases to vessel cost upon exercise of purchase options. The decrease was mitigated by the increase in depreciation due to the acquisition of three vessels. The overall decrease in depreciation and amortization was $3.5 million effect. See further discussion of Navios’ amortization policy under Liquidity and Capital Resources.

Interest income from investments in finance leases:    Interest income from investments in finance leases amounted to $1.6 million and relates to the acquisition of Kleimar (see note 3 on the condensed notes to the consolidated financial statements). No investment in finance lease existed during the corresponding period of the previous year.

Net Interest Expense and Income:    Interest expense for the six month period ended June 30, 2007 increased to $26.0 million as compared to $20.0 million in the same period of 2006. The increase is due to bank secured facilities obtained to partially finance the acquisition of new vessels and Kleimar and the issuance of $300 million of senior notes. Interest income increased by $2.0 million to $3.1 million for the six month period ended June 30, 2007 as compared to $1.1 million for the same period of 2006. This is mainly attributable to the increase in the average cash balances from $49.9 million in the first half of 2006 to $154.0 million in the same period of 2007.

Other Income:    Other income decreased by $1.9 million to $0.7 million for the six month period ended June 30, 2007, compared to the same period in 2006. This decrease is mainly due to marked to market losses realized on the interest rate swaps between the two periods.

Net Other Expense:    Other expense increased by $0.6 million for the three month period ended June 30, 2007. This change is mainly due to higher foreign exchange losses realized from the settlement of payables raised in currencies other than US dollars during the period.

Income Taxes.    Income taxes increased by $1.8 million for the six month period ended June 30, 2007. Income taxes consist of deferred income taxes calculated for Kleimar, which is subject to corporate income tax. Such taxes have been calculated based on the estimated annual effective rate.

Liquidity and Capital Resources

Navios has historically financed its capital requirements with cash flows from operations, equity contributions from stockholders and debt. Main uses of funds have been capital expenditures for the acquisition of vessels, new construction and upgrades at the port terminal, expenditures incurred in connection with ensuring that the owned vessels comply with international and regulatory standards, repayments of bank loans and payments of dividends. Navios anticipates that available cash, internally generated cash flows and borrowings under its credit facility, will be sufficient to fund the operations of the fleet and the port terminal, including working capital requirements. See ‘‘Exercise of Vessel Purchase Options’’, ‘‘Working Capital Position’’ and ‘‘Long Term Debt Obligations and Credit Arrangements’’ for further discussion of Navios’ working capital position.

The following table presents cash flow information derived from the unaudited consolidated financial statements of cash flows of Navios for the six month periods ended June 30, 2007 and 2006.

	Six Month Period ended June 30, 2007	Six Month Period ended June 30, 2006
	(Expressed in thousands of US Dollars)
	(unaudited)	(unaudited)
Net Cash from operating activities	80,194	22,506
Net Cash used in investing activities	(190,128)	(89,780)
Net Cash provided by financing activities	208,509	129,738
Increase in cash and cash equivalents	98,575	62,464
Cash and cash equivalents, beginning of the period	99,658	37,737
Cash and cash equivalents, end of period	198,233	100,201

Cash provided by operating activities for the six month period ended June 30, 2007 as compared to the six month period ended June 30, 2006:

Net cash provided by operating activities increased by $57.7 million to $80.2 million for the six month period ended June 30, 2007 as compared to $22.5 million for the same period of 2006. The increase resulted primarily from higher net income in the six month period ended June 30, 2007 and other factors as discussed below. In determining net cash provided by operating activities, net income is adjusted for the effects of certain non-cash items including depreciation and amortization and unrealized gains and losses on derivatives.

The fair value of open FFA trades at June 30, 2007 was higher than in the same period of 2006 and amounted to $14.2 million and $2.8 million, respectively, reflecting the mark to market values at the end of the respective periods (See rate tables on pages [    ] and [    ]). Unrealized gains from FFAs for the six month periods ended June 30, 2007 and 2006 amounted to $2.1 million and $4.5 million respectively and reflected the change in net fair value on open FFA contracts between the periods. The $2.1 million gain at June 30, 2007, represents $7.0 million unrealized gains on FFAs not qualifying for hedge accounting treatment charged to period results and $4.9 million loss reclassified to earnings from ‘‘Accumulated Other Comprehensive Income/(Loss)’’ on FFAs previously qualified for hedge accounting.

The liability for derivative accounts increased during the six month period ended June 30, 2007 by $66.3 million due to the movement in the unrealized component of the NOS ASA portfolio, changing from a $11.5 million gain to a $77.6 million gain and the receipts on interest rate swaps of $0.2 million. In the same period of 2006, the derivative liability increased by $12.3 million due to the movement in the unrealized component of the NOS ASA portfolio, changing from a $0.3 million gain to a $12.9 million gain, which was mitigated by the payments on interest rate swaps of $0.3 million.

Restricted cash increased by $29.3 million from $16.2 million at December 31, 2006 to $45.5 million at June 30, 2007. The primary reasons for this increase were (a) the additional deposits made to NOS ASA and LCH with respect to FFAs trading of $24.7 million, and (b) the increase in the retention account held with HSH Nordbank in connection with the restructured credit facility by $4.6 million. During the corresponding period in 2006 restricted cash increased by $19.9 million from

$4.1 million at December 31, 2005 to $24.0 million at June 30, 2006. The primary reasons for this increase were (a) the additional deposits made to NOS ASA of $11.0 million with respect to FFAs trading and (b) the increase in the retention account held with HSH Nordbank in connection with the restructured credit facility by $8.9 million.

Accounts receivable net increased by $29.9 million from $28.2 million at December 31, 2006 to $58.1 million at June 30, 2007 (including receivables obtained as part of the acquisition of Kleimar amounting to $0.7 million). The primary reason for this increase was the acquisition of Kleimar, as well as a change in the amount receivable from FFA trading partners which increased by $8.9 million from $23.5 million at the end of December 31, 2006 to $32.4 million at the end of June 30, 2007 and a increase in all other receivables by $20.3 million. During the corresponding period in 2006 accounts receivable net decreased by $2.7 million. This decrease is primarily due to a change in the amount receivable from FFA trading partners which decreased by $3.6 million from $10.5 million at the end of December 31, 2005 to $6.9 million at the end of June 30, 2006 which was offset by the general increase in trade receivables.

Prepaid expenses and other current assets increased by $5.2 million from $6.8 million at December 31, 2006 to $12.0 million at June 30, 2007 (including prepaid expenses and other current assets obtained as part of the acquisition of Kleimar amounting to $3.5 million). The main reason for the increase in prepaid expenses was the increase in inventories of $3.5 million and in prepaid voyage expenses of $1.2 million. Prepaid expenses also include claims, advances to agents and other assets. All these categories had variations resulting in a net decrease of $3.0 million at June 30, 2007 as compared to December 31, 2006. During the corresponding period in 2006 prepaid expenses increased by $5.0 million. This increase was mainly attributable to the increase in inventories of $1.1 million and in prepaid voyage expenses of $3.4 million. Prepaid expenses also include claims, advances to agents and other assets. All these categories had minor variations resulting in a net increase of $0.5 million at June 30, 2006 as compared to December 31, 2005.

Accounts payable increased by $13.2 million from $37.4 million at December 31, 2006 to $50.6 million at June 30, 2007 (including accounts payable obtained as part of the acquisition of Kleimar amounting to $9.4 million). The primary reason for the increase was the increase in amounts due to FFA trading parties by $2.7 million from $30.2 million at December 31, 2006 to $32.9 million at June 30, 2007, as well as a decrease in supplier payables by $1.1 million. During the corresponding period of 2006 accounts payable increased by $1.3 million. The main reason for the increase was the increase in supplier payables, which was mitigated by a change in the amount due to FFA trading partners, which decreased by $2.4 million during the six month period ended June 30, 2006.

Accrued expenses increased by $21.4 million to $32.1 million at June 30, 2007 (including accrued expenses obtained as part of the acquisition of Kleimar amounting to $6.4 million), as compared to $10.7 million on December 31, 2006. There are various reasons for this increase, including a $3.3 million increase in accrued interest on borrowings, a $6.6 increase in accrued voyage expenses, an increase in accrued loss voyages of $8.4 million and decrease of $3.3 million in all other accruals (mainly involving accrual of audit and other consultancy fees, payroll accruals etc). During the corresponding period in 2006, accrued expenses increased by $5.6 million. There are various reasons for this increase, including a $9.0 million increase in accrued interest on borrowings which was mitigated by a decrease of $3.4 million in all other accruals mainly involving the following: (a) the accrual of audit and other consultancy fees as a result of Navios transitioning from private company status to a public company in 2005 decreased by $1.1 million as of June 30, 2006 and (b) the restructuring of the debt as of December 21, 2005 resulted in financing fees being accrued in the amount of $2.6 million at December 31, 2005 and went down by $1.8 million to $0.8 million at June 30, 2006.

Deferred voyage revenue primarily reflects freight and charter-out amounts collected on voyages that have not been completed. Deferred freight increased by $1.3 million and deferred hire increased by $5.3 million as a result of an increase in the number of voyages extending over the period end. During the corresponding period in 2006 deferred freight increased by $0.6 million as a result of an increase in the number of voyages extending over the period end.

Cash used in investing activities for the six month period ended June 30, 2007 as compared to the six month period ended June 30, 2006:

Cash used in investing activities was $190.1 million for the six month period ended June 30, 2007, or an increase of $100.3 million from $89.8 million for the same period in 2006.

In February 2007, Navios paid $145.4 million (net of acquired cash of $22.1 million), for the acquisition of Kleimar N.V., a Belgian maritime transportation company.

In February 2007, Navios paid $18.4 for the acquisition of a new vessel, Navios Hyperion.

In April 2007, Navios paid $26.3 million for the acquisition of the 50% of White Narcissus S.A., the vessel owning company of 50% of vessel Asteriks.

Purchase of property and equipment for the six month period ending June 30, 2007 amounted to $0.2 million.

In 2006 Navios paid $88.6 million for the acquisition of one vessel and three purchase option vessels.

Purchase of property and equipment for the six month period ended June 30, 2006 amounted to $1.2 million.

Cash provided by financing activities for the six month period ended June 30, 2007 as compared to the six month period ended June 30, 2006:

Cash provided from financing activities was $208.5 million for the six month period ended June 30, 2007, or an increase of $78.8 million from $129.7 million for the same period in 2006.

Cash provided by financing activities was the result of (a) the exercise of warrants in January 2007 which resulted in $66.6 million of net cash proceeds, (b) the proceeds from a new secured loan facility which is composed of a $280.0 million Term Loan Facilty and $120 million reducing Revolving Credit Facility. The proceeds from the new credit facility were utilized to partially finance the acquisition of vessel Navios Hyperion, to repay the remaining outstanding balance of the previous HSH Nordbank facility ($271 million), to partially finance the acquisition of Kleimar and to partially finance the acquisition of White Narcissus S.A., (c) $4.4 million of installments received in connection with the capital lease receivable (d) The net proceeds of approximately $124.9 million relating to increase in share capital through a secondary public offering and (e) The proceeds of approximately $26.6 million relating to share capital increases due to exercise of warrants. This was offset by a $23.8 million installments paid in connection with the Company’s credit facilities and $12.1 million of dividends paid in the six months ended June 30, 2007.

For the respective period of 2006, cash provided by financing activities was the result of $97.7 million proceeds derived from the restructured credit agreement signed on December 21, 2005, which were utilized to partially finance the acquisition of one vessel and three option vessels and the proceeds from the exercise of warrants resulting in issuance of common stock of $65.4 million. This was offset by $33.4 million of cash used in financing activities which consisted of $30.4 million of installments paid in connection with the credit facility and $3.0 million dividends paid on March 13, 2006.

EBITDA:    EBITDA represents net income before interest, taxes, depreciation and amortization. Navios uses EBITDA because Navios believes that EBITDA is a basis upon which liquidity can be assessed and because Navios believes that EBITDA presents useful information to investors regarding Navios’ ability to service and/or incur indebtedness. Navios also uses EBITDA (i) in its credit agreement to measure compliance with covenants such as interest coverage and debt incurrence; (ii) by prospective and current lessors as well as potential lenders to evaluate potential transactions; and (iii) to evaluate and price potential acquisition candidates.

EBITDA has limitations as an analytical tool, and should not be considered in isolation or as a substitute for analysis of Navios’ results as reported under US GAAP. Some of these limitations are: (i) EBITDA does not reflect changes in, or cash requirements for, working capital needs, and

(ii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and EBITDA does not reflect any cash requirements for such capital expenditures. Because of these limitations, EBITDA should not be considered as a principal indicator of Navios’ performance.

EBITDA Reconciliation to Cash from Operations

(in thousands of US Dollars)

	Three Months Ended June 30, 2007	Three Months Ended June 30, 2006
	(unaudited)	(unaudited)
Net cash provided by operating activities	$29,188	$13,809
Net increase (decrease) in operating assets	44,452	26,948
Net (increase) decrease in operating liabilities	(48,186)	(29,389)
Net interest cost	10,963	10,126
Deferred finance charges	(484)	(575)
Provision for losses on accounts receivable	—	3
Unrealized gain (loss) on FFA derivatives, FECs and interest rate swaps	5,293	3,138
Earnings in affiliates and joint ventures, net of dividends received	86	15
Payments for drydock and special survey costs	1,329	473
EBITDA	$42,641	$24,548

	Six Months Ended June 30, 2007	Six Months Ended June 30, 2006
	(unaudited)	(unaudited)
Net cash provided by operating activities	$80,194	$22,506
Net increase in operating assets	59,636	22,016
Net (increase) decrease in operating liabilities	(89,780)	(20,277)
Net interest cost	22,911	18,864
Deferred finance charges	(931)	(1,228)
Provision for losses on accounts receivable	550	3
Unrealized gain (loss) on FFA derivatives, FECs and interest rate swaps	2,692	5,942
Earnings in affiliates and joint ventures, net of dividends received	538	(286)
Payments for drydock and special survey costs	1,403	1,605
EBITDA	$77,213	$49,145

EBITDA:    EBITDA increased by $18.1 million to $42.6 million for the three month period ended June 30, 2007 as compared to $24.5 million for the same period of 2006. The increase is mainly attributable to (a) a gain in FFAs trading of $7.2 million in the second quarter of 2007 versus a gain of $1.7 million in the same period in 2006, resulting in a favorable FFA variance of $5.5 million, (b) the increase in revenues by $82.9 million from $53.0 million in the second quarter of 2006 to $135.9 million in the same period of 2007. The above increase was mitigated mainly by (a) the increase in time charter and voyage expenses by $67.6 million from $22.6 million in the second quarter of 2006 to $90.2 million in the same period of 2007, (b) the increase in the direct vessels expenses by $2.8 million due to the expansion of the owned fleet from 15 vessels in the second quarter of 2006 to 19 vessels in the same period of 2007, (c) the increase in general and administrative expenses by $0.6 million and (d) the net increase in all other categories (other income/expenses, income from investments in finance leases, income from affiliate companies, etc.) by $0.7 million.

EBITDA was $77.2 million for the first half of 2007 as compared to $49.1 million for the same period of 2006. This $28.1 million increase in EBITDA is mainly attributable to (a) a gain in Forward

Freight Agreement (‘‘FFA’’) trading of $10.1 million in the first half of 2007 versus a $3.3 million gain in the same period last year, resulting in a favorable FFA variance of $6.8 million, (b) the increase in revenues by $134.3 million from $102.7 million in the first half of 2006 to $237.0 million in the same period of 2007. The above increase was mitigated mainly by (a) the increase in time charter and voyage expenses by $107.2 million from $43.4 million in the first half of 2006 to $150.6 million in the same period of 2007, (b) the increase in the direct vessels expenses by $4.8 million due to the expansion of the owned fleet from 15 vessels in the first half of 2006 to 19 vessels in the same period of 2007, (c) the increase in general and administrative expenses by $1.3 million and (d) the net increase in all other categories (other income/expenses, income from investments in finance leases, income from affiliate companies, etc.) by $0.3 million.

Long Term Debt Obligations and Credit Arrangements

In December 2006, Navios issued $300.0 million of 9.5% senior notes due December 15, 2014. Part of the net proceeds of approximately $290.0 million from the issuance of these senior notes was used to repay in full the remaining principal amounts under three tranches of approximately $241.1 million, and the remaining proceeds were applied pro-rata among the remaining tranches, under the then outstanding credit facility. The senior notes are fully and unconditionally guaranteed, jointly and severally and on an unsecured senior basis, by all of our subsidiaries, other than the Uruguayan subsidiary, Corporacion Navios Sociedad Anonima. At any time before December 15, 2009, Navios may redeem up to 35% of the aggregate principal amount of the notes with the net proceeds of a public equity offering at 109.5% of the principal amount of the notes, plus accrued and unpaid interest, if any, so long as at least 65% of the originally issued aggregate principal amount of the notes remains outstanding after such redemption. In addition, Navios has the option to redeem the notes in whole or in part, at any time (1) before December 15, 2010, at a redemption price equal to 100% of the principal amount plus a make whole price which is based on a formula calculated using a discount rate of treasury bonds plus 50 basis points, and, (2) on or after December 15, 2010, at a fixed price of 104.75%, which price declines ratably until it reaches par in 2012. Furthermore, upon occurrence of certain change of control events, the holders of the notes may require Navios to repurchase some or all of the notes at 101% of their face amount. The senior notes contain covenants which, among other things, limit the incurrence of additional indebtedness issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering in transactions with affiliates, merging or consolidating or selling all or substantially all of our properties and assets and creation or designation of restricted subsidiaries. Pursuant to the covenant regarding asset sales, Navios has to repay the senior notes at par plus interest with the proceeds of certain asset sales if the proceeds from such asset sales are not reused in the business within a specified period or used to pay secured debt.

In February 2007, Navios entered into a new secured Loan Facility with HSH Nordbank and Commerzbank AG maturing on October 31, 2014. The new facility is composed of a $280.0 million Term Loan Facility and a $120.0 million Revolver Credit Facility. The term loan facility has partially been utilized to repay the remaining balance of the previous HSH Nordbank facility with the remaining balance left to finance the acquisition of Navios Hyperion. The revolving credit facility is available for future acquisitions and general corporate and working capital purposes. The interest rate of the new facility is LIBOR plus a spread ranging from 65 and 125 bps as defined in the agreement.

The secured loan facility contains covenants similar to those of Senior Notes, which among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock, or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering in transactions with affiliates, merging or consolidating or selling all or substantially all of Navios’ properties and assets and creation or designation of restricted subsidiaries.

Upon acquisition of Kleimar, Kleimar had outstanding debt of approximately $39.8 million. The credit facilities upon acquisition are described below.

On April 28, 2004, Kleimar entered into a $40 million credit facility. Of this loan, $14 million was repayable in eight quarterly payments of $1.75 million with the balance of $26 million being repayable in 39 quarterly installments of $0.5 million each and a final installment of $5.5 million on the last repayment date. The facility is secured by a mortgage on a vessel together with assignment of earnings and insurances. As of June 30, 2007, $14.7 million was outstanding under this facility.

On August 4, 2005 Kleimar entered into a $21 million loan facility for the purchase of a vessel. The loan is repayable in 20 quarterly installments of $0.3 million each with a final balloon payment of $15.4 million in August 2010. The loan is secured by a mortgage on a vessel together with assignment of earnings and insurances. As of June 30, 2007, $19.0 million was outstanding under this facility.

On April 22, 2005 Kleimar entered into a $17.8 million loan agreement for the purchase of a vessel. Kleimar was responsible for 50% of the total loan, and so its share of the loan at drawdown was $8.9 million and was repayable in eight equal quarterly installments. The facility was secured by a mortgage on a vessel together with assignment of earnings and insurances. The facility was fully repaid on March 31, 2007.

The principal payments to be made by Navios under all of its credit facilities’ outstanding balance as of June 30, 2007 for the next five years and thereafter are based on the repayment schedule of the facilities discussed in the previous paragraphs, and the outstanding amounts under the senior notes are as follows:

June 30, 2007
Year	Amounts in millions of U.S. Dollars
2007	$7.6
2008	14.2
2009	14.2
2010	29.3
2011	17.8
2012 and thereafter	525.9
Total	$609.0

Contractual Obligations:

	June 30, 2007
	Payment due by period
	(Amounts in millions of U.S. Dollars)
	Total	1 – 3 years	3 – 5 years	More than 5 years
Long term debt (includes current portion)(i)	609.0	36.0	47.1	525.9
Operating Lease Obligations (Time Charters)(ii)	649.3	229.4	142.7	277.2
Rent Obligations(iii)	6.9	2.6	1.3	3.0

(i)	The amount identified represents principal due as of June 30, 2007 and does not include interest costs associated with it, which are based on LIBOR or applicable interest rate swap rates, plus the costs of complying with any applicable regulatory requirements and a margin ranging from 0.65% to 1.2% per annum.
(ii)	The effect of the exercise of the options is reflected in the reduction of operating lease obligations as of June 30, 2007.
(iii)	Reflects leases, net of subleases.

Working Capital Position

On June 30, 2007 and December 31, 2006, Navios’ current assets totaled $445.0 and $195.9 million respectively, while current liabilities totaled $293.7 and $109.0 million respectively, resulting in a positive working capital position of $151.3 million and $86.9million, respectively. Navios’ internal cash forecast indicates that it will generate sufficient cash during 2007 to make the required principal and interest payments on its indebtedness, provide for the normal working capital requirements of the business and remain in a positive cash position during 2007.

While internal forecasts indicate that existing cash balances and operating cash flows will be sufficient to service the existing indebtedness, Navios continues to review its cash position and cash flows with a view toward increasing working capital.

Dividend Policy

At the present time, we intend to retain most of our available earnings generated by operations for the development and growth of our business. In addition, the terms and provisions of our current secured credit facility and the indenture governing our senior notes limit our ability to pay dividends in excess of certain amounts or if certain covenants are not met. However, subject to the terms of our credit facilities, our board of directors may from time to time consider the payment of dividends and has declared a quarterly cash dividend of $0.0666 per common share each quarter, commencing with the fourth quarter of 2005, aggregating $27.5 million over such period, up to June 30, 2007. In addition, on August 16, 2007, we declared a dividend of $0.0666 per common share, an aggregate of approximately $6.7 million, payable on September 14,, 2007. Our board of directors may review and amend our dividend policy from time to time in light of our plans for future growth, capital needs and other factors.

Concentration of Credit Risk

Concentrations of credit risk with respect to accounts receivables are limited due to Navios’ large number of customers, who are internationally dispersed and have a variety of end markets in which they sell. Due to these factors, management believes that no additional credit risk beyond amounts provided for collection losses is inherent in Navios’ trade receivables. For the six months ended June 30, 2007, one customer from the vessels operations segment accounted for approximately 14.2% of Navios revenue, while for the the same period of 2006, there were no customers who accounted for more than 10% of Navios’ revenue.

Off-Balance Sheet Arrangements

Charter hire payments to third parties for chartered-in vessels are treated as operating leases for accounting purposes. Navios is also committed to making rental payments under operating leases for its office premises. Future minimum rental payments under Navios’ non-cancelable operating leases are disclosed in Navios’ June 30, 2007 unaudited Interim Consolidated Financial Statements. As June 30, 2007 and December 31, 2006, Navios was contingently liable for letters of guarantee and letters of credit amounting to $2.0 million and $0.5 million, respectively issued by various banks in favor of various organizations. These are collateralized by cash deposits which are included as a component of restricted cash. Navios issued guarantees to third parties totaling $4.5 and $3.7 million at June 30, 2007 and December 31, 2006 respectively, pursuant to which Navios irrevocably and unconditionally guarantees its subsidiaries obligations under the dry bulk shipping FFAs. The guarantees remain in effect for a period of 6 months following the last trade date, which was June 29, 2007.

Related Party Transactions

The Company utilizes Acropolis Chartering and Shipping Inc. (‘‘Acropolis’’) as a broker. Commissions paid to Acropolis for the three month period ended June 30, 2007 and 2006 were $100 and $93, respectively and for the six month periods ended June 30, 2007 and 2006 were $253 and $93, respectively. The Company owns fifty percent of the common stock of Acropolis. During the three month period ended June 30, 2007 and 2006 the Company received dividends of $0 and $127, respectively and for the six month periods ended June 30, 2007 and 2006 the Company received dividends of $678 and $582, respectively.

On January 2, 2006, Navios Corporation and Navios Shipmanagement Inc., two wholly owned subsidiaries of Navios, entered into two lease agreements with Goldland Ktimatiki-Ikodomiki- Touristiki and Xenodohiaki Anonimos Eteria, a Greek corporation which is partially owned by relatives of Angeliki Frangou, our Chairman and Chief Executive Officer. The lease agreements provide for the leasing of two facilities located in Piraeus, Greece, of approximately 2,034.3 square meters and will house the operations of our subsidiaries. The total annual lease payments are EUR 420,000 and the lease agreements expire in 2017. Navios believes the terms and provisions of the lease agreements were similar to those that would have been agreed to with a non-related third party. The lease payments are subject to annual adjustments starting form the third year which are based on the inflation rate prevailing in Greece as reported by the Greek State at the end of each year.

Quantitative and Qualitative Disclosure About Market Risks:    Navios is exposed to certain risks related to interest rate, foreign currency and charter rate risks. To manage these risks, Navios uses interest rate swaps (for interest rate risk), forward exchange contracts (for foreign currency risk) and FFAs (for charter rate risk).

Interest Rate Risk:

Debt Instruments — On June 30, 2007 and December 31, 2006, Navios had a total of $609.0 million and $568.1 million, respectively, in long term indebtedness. The debt is dollar denominated and bears interest at a floating rate, except for the senior notes discussed in ‘‘Liquidity and Capital Resources’’ section that bears interest at fixed rate. A senior secured credit facility with HSH Nordbank AG, established to provide a portion of the funds necessary to acquire Navios in 2005, was assumed by Navios in the acquisition/reincorporation. On August 25, 2005, $514.4 million was borrowed under this facility. The loan was restructured on December 21, 2005, by a new credit facility with HSH Nordbank AG for up to $649 million. Of this amount $435 million were fully utilized to refinance the balance of the previous facility while $204 million from the balance of $214 million was utilized for the acquisition of 10 vessels.

In February 2007, Navios entered into a new secured loan facility with HSH Nordbank and Commerzbank AG maturing on October 31, 2014. The new facility is composed of a $280.0 million Term Loan Facility and a $120.0 million reducing Revolving Credit Facility. The term loan facility has partially been utilized to repay the remaining balance of the previous HSH Nordbank facility with the remaining balance of the new facility used to finance the acquisition of the vessel Navios Hyperion. A portion of the revolving credit facility was used for the acquisition of Kleimar and the balance will be used for general corporate and working capital purposes. The interest rate of the new facility is LIBOR plus a spread ranging from 65 and 125 bps as defined in the agreement. The interest on the senior secured credit facility is at a floating rate and, therefore, changes in interest rates would have no effect on its value. The interest rate on the senior notes is fixed and, therefore, changes in interest rates affect their value, which as of June 30, 2007 was $298.1 million. Amounts drawn under the facility and the senior notes are secured by the assets of Navios and its subsidiaries. A change in the LIBOR rate of 100 basis points would change interest expense by $3.4 million and $5.3 million per year as of June 30, 2007 and December 31, 2006, respectively.

Interest Rate Swaps — Navios has entered into interest rate swap contracts to hedge its exposure to variability in its floating rate long term debt. Under the terms of the interest rate swaps Navios and the banks agreed to exchange, at specified intervals, the difference between a paying fixed rate and floating rate interest amount calculated by reference to the agreed principal amounts and maturities. The interest rate swaps allow Navios to convert long-term borrowings issued at floating rates into equivalent fixed rates.

At June 30, 2007, Navios had the following swaps outstanding:

a)    Two swaps with the Royal Bank of Scotland and one swap with Alpha Bank with a total notional principal amount of $30.0 million. The swaps were entered into at various points in 2001 and mature in 2010 in the respective amounts of $9.0 million and $21.0 million. Navios estimates that it would have to pay $0.1 million and $0.1 million to terminate these agreements as of June 30, 2007 and December 31, 2006, respectively. As a result of the swaps, Navios’ net exposure is based on total floating rate debt less the notional principal of floating to fixed interest rate swaps. The swaps are set by reference to the difference between the three month LIBOR (which is the base rate under Navios’ long term borrowings) and the yield on the US ten year treasury bond. The swaps effectively fix interest rates at 5.54% to 5.65%. However, each of the foregoing swaps is subject to a cap of 5.1%; to the extent the relevant LIBOR exceeds the cap, Navios would remain exposed.

b)    On December 21, 2005 and in connection with the senior secured credit facility, Navios entered into an International Swap Dealer Association, Inc., or ISDA Agreement with HSH Nordbank AG, providing for (a) interest rate swaps according to which Navios exchanges LIBOR with a fixed rate of 4.74% (this contract applies for the period from March 2006 to March 2007 on notional amounts starting at $ 171 million and de-escalated down to $100.5 million following the loan repayment schedule), and (b) interest rate collar with a cap of 5.00% and a floor of 4.45% (this contract applies for the period from March 2007 to June 2008 on notional amounts starting at $ 82 million and de-escalated down to $ 13.25 million following the loan repayment schedule).

c)    In July 2006, and in connection with our senior secured credit facility with HSH Nordbank AG, Navios entered into a second ISDA agreement with HSH Nordbank AG, whereby it exchanges LIBOR with a fixed rate of 5.52%. This contract applies for the period from December 31, 2007 to September 30, 2009, for a notional amount of $79.3 million at redemptions in accordance with the repayment schedule of our senior secured credit facility as above. The ISDA agreement is bound by the same collateral as the secured credit facility discussed in the preceding paragraph.

d)    Kleimar, prior to its acquisition, had entered into interest rate swap contracts as economic hedges to its exposure to variability in its floating rate long term debt. The swaps cover the majority of the life of the debt (including that within investment in joint ventures) on a declining basis and, at June 30, 2007, the total principal debt covered by the interest rate swaps is $39.5 million. The average fixed interest rate at June 30, 2007 is 4.08%.

A 100 basis points change in interest rates would increase or decrease interest expense on the above swaps by $1.0 million and $1.9 million as of June 30, 2007 and December 31, 2006, respectively, so long as the relevant LIBOR does not exceed the caps described above.

Foreign Currency Risk:

Foreign Currency:    In general, the shipping industry is a dollar denominated industry. Revenue is set in US dollars, and approximately 93% of Navios’ expenses are also incurred in US dollars. Certain of our expenses are paid in foreign currencies and a one percent change in the exchange rates of the various currencies at June 30, 2007 and December 31, 2006, would increase or decrease net income per year by $0.1 million and $0.1 million, respectively.

FFAs Derivative Risk

Forward Freight Agreements (FFAs):    Navios enters into FFAs as economic hedges relating to identifiable ship and/or cargo positions and as economic hedges of transactions that Navios expects to carry out in the normal course of its shipping business. By using FFAs, Navios manages the financial risk associated with fluctuating market conditions. The effectiveness of a hedging relationship is assessed at its inception and then throughout the period of its designation as a hedge. If an FFA qualifies for hedge accounting, any gain or loss on the FFA, as accumulated in ‘‘Accumulated Other Comprehensive Income/(Loss)’’, is first recognized when measuring the profit or loss of the related transaction. For FFAs that qualify for hedge accounting, the changes in fair values of the effective portion representing unrealized gains or losses are recorded in ‘‘Accumulated Other Comprehensive Income (Loss)’’ in the stockholders’ equity while the unrealized gains or losses of the FFAs not qualifying for hedge accounting together with the ineffective portion of those qualifying for hedge accounting, are recorded in the statement of operations under ‘‘Gain (Loss) on Forward Freight Agreements’’. The gains (losses) included in ‘‘Accumulated Other Comprehensive Income (Loss)’’ will be reclassified to earnings under ‘‘Revenue’’ in the statement of operations in the same period or periods during which the hedged forecasted transaction affects earnings. The reclassification to earnings will extend until December 31, 2007, depending on the period or periods during which the hedged forecasted transaction will affect earnings and commenced in the third quarter of 2006. The amount of losses included in ‘‘Accumulated Other Comprehensive Income (Loss)’’ as of June 30, 2007 and December 31, 2006, which is expected to be reclassified to earnings during the next twelve months is $4.9 million and $9.8 million, respectively. For the six month periods ended June 30, 2007 and 2006, $5.0 million and $0 million, respectively, of losses included in ‘‘Accumulated Other Comprehensive Income (Loss)’’ had been reclassified to earnings. At June 30, 2007, none of the FFAs qualified for hedge accounting and, accordingly, all gains or losses from FFAs have been recorded in the statement of operations.

Effective April and May 2006, six FFAs qualified for hedge accounting and the changes in fair values of the effective portion representing unrealized gains or losses at June 30, 2006, were recorded in ‘‘Accumulated Other Comprehensive Income/(Loss)’’ in the stockholders’ equity while the unrealized gains or losses of the remaining FFAs not qualifying for hedge accounting together with the ineffective portion of those qualifying for hedge accounting of $0.5 million, were recorded in the statement of operations under ‘‘Gain/(Loss) on Forward Freight Agreements’’. The amount of losses included in ‘‘Accumulated Other Comprehensive Income/(Loss)’’ as of June 30, 2006, which is expected to be reclassified to earnings during the next twelve months is estimated to be $5.5 million. As of June 30, 2006 there were no gains/(losses) included in ‘‘Accumulated Other Comprehensive Income/(Loss)’’ that had been reclassified to earnings.

Navios is exposed to market risk in relation to its FFAs and could suffer substantial losses from these activities in the event expectations are incorrect. Navios trades FFAs with an objective of both economically hedging the risk on the fleet, specific vessels or freight commitments and taking advantage of short term fluctuations in market prices. A 10% change in underlying freight market indices in the positions that Navios deems to be open would have an increase of $3.3 million.

NAVIOS MARITIME HOLDINGS INC.

NAVIOS MARITIME HOLDINGS INC.
CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of US Dollars)

	Notes	June 30, 2007	December 31, 2006
		(unaudited)
ASSETS
Current Assets
Cash and cash equivalents	4, 9	$198,233	$99,658
Restricted cash	9	45,539	16,224
Accounts receivable, net of allowance for doubtful accounts of $5,886 as at June 30, 2007 and $6,435 as at December 31, 2006		58,093	28,235
Short term derivative asset	9	121,353	39,697
Short term backlog asset	7	5,011	5,246
Deferred tax asset		4,709	—
Prepaid expenses and other current assets		12,019	6,809
Total current assets		444,957	195,869
Deposit on exercise of vessels purchase options		—	2,055
Vessels, port terminal and other fixed assets, net	6	575,036	505,292
Long term derivative assets	9	12,906	—
Deferred financing costs, net		13,443	11,454
Deferred dry dock and special survey costs, net		4,121	3,546
Investments in Leased Assets	3	63,363	—
Investments in affiliates		365	749
Long term backlog asset	7	131	2,497
Trade name	7	84,807	86,202
Port terminal operating rights	7	29,570	29,954
Favorable lease terms and purchase options	3, 7	303,859	66,376
Goodwill	3	69,808	40,789
Total non-current assets		1,157,409	748,914
Total Assets		$1,602,366	$944,783
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Accounts payable		$50,553	$37,366
Accrued expenses		32,063	10,726
Deferred voyage revenue		9,397	4,657
Short term derivative liability	9	187,168	42,034
Short term backlog liability	7	1,925	5,946
Current portion of long term debt	8	12,610	8,250
Total current liabilities		293,716	108,979
Senior notes, net of discount		298,380	297,956
Long term debt, net of current portion	8	298,057	261,856
Unfavorable lease terms	3	119,356	—
Long term liabilities		915	979
Long term derivative liability	9	9,890	797
Deferred tax liability	7	59,136	—
Total non-current liabilities		785,734	561,588
Total liabilities		1,079,450	670,567
Commitments and Contingencies	12	—	—
Stockholders’ Equity
Preferred stock – $0.0001 par value, authorized 1,000,000 shares. None issued		—	—
Common stock – $ 0.0001 par value, authorized 250,000,000 shares (120,000,000 as of December 31, 2006), issued and outstanding 100,549,328 and 62,088,127 as of June 30, 2007 and December 31, 2006, respectively	11	10	6
Additional paid-in capital	11	494,149	276,178
Accumulated other comprehensive income/(loss)	9	(4,908)	(9,816)
Retained earnings		33,665	7,848
Total stockholders’ equity		522,916	274,216
Total Liabilities and Stockholders’ Equity		$1,602,366	$944,783

See condensed notes to consolidated financial statements

NAVIOS MARITIME HOLDINGS INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Expressed in thousands of US Dollars — except per share data)

	Note	Three Month Period ended June 30, 2007	Three Month Period ended June 30, 2006	Six Month Period ended June 30, 2007	Six Month Period ended June 30, 2006
		(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenue	14	$135,865	52,993	$237,003	$102,656
Gain (loss) on Forward Freight Agreements	9	7,196	1,665	10,050	3,327
Time charter, voyage and port terminal expenses		(90,204)	(22,622)	(150,644)	(43,390)
Direct vessel expenses		(7,866)	(5,047)	(14,024)	(9,211)
General and administrative expenses		(4,562)	(4,042)	(8,855)	(7,637)
Depreciation and amortization	6, 7	(7,421)	(9,155)	(13,694)	(19,769)
Interest income from investments in finance lease		1,086	—	1,646	—
Interest income		1,565	661	3,088	1,129
Interest expense and finance cost, net	8	(12,528)	(10,787)	(25,999)	(19,993)
Other income		571	1,215	739	2,640
Other expense		(274)	(99)	(748)	(142)
Income before equity in net earnings of affiliate companies and joint venture		23,428	4,782	38,562	9,610
Equity in net Earnings of Affiliated Companies and Joint Venture		388	142	1,216	296
Net income before taxes		$23,816	$4,924	$39,778	$9,906
Income taxes		(634)	—	(1,813)	—
Net income		$23,182	$4,924	$37,965	$9,906
Less:
Incremental fair value of securities offered to induce warrants exercise		$—	$—	$(4,195)	$—
Income available to common shareholders		23,182	4,924	33,770	9,906
Earnings per share, basic		$0.26	0.10	$0.46	$0.21
Weighted average number of shares, basic	15	88,475,428	$49.801.893	82,400,161	47,581.444
Earnings per share, diluted		$0.24	0.10	$0.42	$0.21
Weighted average number of shares, diluted	15	95,895,877	49.801.893	89,450,525	47.581.444

See condensed notes to consolidated financial statements.

NAVIOS MARITIME HOLDINGS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of US Dollars)

	Note	Six Month Period ended June 30, 2007	Six Month Period ended June 30, 2006
		(unaudited)	(unaudited)
OPERATING ACTIVITIES:
Net income		$37,965	$9,906
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	6, 7	15,115	19,144
Amortization of deferred financing cost		931	1,228
Amortization of deferred dry dock costs		829	606
Amortization of backlog		(1,420)	625
Provision for losses on accounts receivable		(550)	(3
Unrealized (gain)/loss on FFA derivatives		(2,131)	(4,453)
Deferred taxation		1,813	—
Unrealized (gain)/loss on interest rate swaps		(561)	(1,489)
Earnings in affiliates and joint ventures, net of dividends received		(538)	286
Changes in operating assets and liabilities:			—
(Increase) decrease in restricted cash		(29,315)	(19,850
Decrease (increase) in accounts receivable		(28,589)	2,751
(Increase) decrease in prepaid expenses and other current assets		(1,732)	(4,917)
Increase (decrease) in accounts payable		3,831	1,277
Increase (decrease) in accrued expenses		14,938	5,666
Increase (decrease) in deferred voyage revenue		4,739	2,052
(Decrease) increase in long term liability		(64)	(1,029)
Increase (decrease) in derivative accounts		66,336	12,311
Payments for dry dock and special survey costs		(1,403)	(1,605)
Net cash provided by operating activities		80,194	22,506
INVESTING ACTIVITIES:
Acquisition of subsidiary, net of cash acquired		(145,436)	)
Acquisition of vessels	6, 13	(44,490)	(88,561
Purchase of property and equipment	6	(202)	(1,219
Net cash (used in) provided by investing activities		(190,128)	(89,780)
FINANCING ACTIVITIES:
Proceeds from long term loan, net of deferred finance fees	8	137,075	97,659
Repayment of long term debt	8	(138,835)	(30,351)
Receipts from finance lease		4,442	—
Dividends paid		(12,148)	(3,024)
Issuance of common stock		217,975	65,454
Net cash provided by (used in) financing activities		208,509	129,738
(Decrease) increase in cash and cash equivalents		98,575	62,464
Cash and cash equivalents, beginning of period		99,658	37,737
Cash and cash equivalents, end of period		$198,233	$100,201
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid for interest		$28,355	$9,127

Non-cash investing and financing activities

See Notes 6 and 11 for issuance of shares in connection with the acquisition of vessels

See condensed notes to consolidated financial statements.

NAVIOS MARITIME HOLDINGS INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
(Expressed in thousands of US Dollars — except per share data)

	Number of Common Shares	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income/(Loss)	Total Stockholders’ Equity
Balance December 31, 2005	44,239,319	4	205,593	2,161	—	207,758
Net income	—	—	—	21,069	—	21,069
– Change in fair value of financial instruments	—	—	—	—	(13,987)	(13,987)
– Reclassification to earnings					4,171	4,171
Comprehensive income/(loss)						11,253
Issuance of common stock in connection with the acquisition of vessels (Note 6)	1,161,535	—	5,134	—	—	5,134
Issuance of common stock (Note 11)	16,687,273	2	65,451	—	—	65,453
Dividends declared	—	—	—	(15,382)	—	(15,382)
Balance December 31, 2006	62,088,127	$6	$276,178	$7,848	$(9,816)	$274,216
Net income				37,965		37,965
Other comprehensive income/(loss)
– Reclassification to earnings					4,908	4,908
Comprehensive income/(loss)					4,908	42,873
Issuance of common stock (note 11)	38,461,201	4	217,971			217,975
Dividends declared				(12,148)		(12,148)
Balance June 30, 2007 (unaudited)	100,549,328	10	494,149	33,665	(4,908)	522,916

See condensed notes to consolidated financial statements.

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of US Dollars — except per share data)

NOTE 1 — DESCRIPTION OF BUSINESS

On December 11, 2002, the shareholders of Anemos Maritime Holdings Inc. (‘‘Anemos’’) and Navios Corporation (‘‘Navios’’) each contributed their respective interests for shares of a newly created entity named Nautilus Maritime Holdings, Inc. (‘‘Nautilus’’), a Marshall Islands corporation. For accounting purposes, Anemos was considered the acquirer. During 2003, Nautilus changed its name to Navios Maritime Holdings Inc.

On August 25, 2005, pursuant to a Stock Purchase Agreement dated February 28, 2005, as amended, by and among International Shipping Enterprises, Inc. (‘‘ISE’’), Navios Maritime Holdings Inc. (‘‘Navios’’ or the ‘‘Company’’) and all the shareholders of Navios, ISE acquired Navios through the purchase of all of the outstanding shares of common stock. As a result of this acquisition, Navios became a wholly-owned subsidiary of ISE. In addition, on August 25, 2005, simultaneously with the acquisition of Navios, ISE effected a reincorporation from the State of Delaware to the Republic of the Marshall Islands through a downstream merger with and into its newly acquired wholly-owned subsidiary, whose name was and continued to be Navios Maritime Holdings Inc.

The purpose of the business combination was to create a leading international maritime enterprise focused on the: (i) transportation and handling of bulk cargoes through the ownership, operation and trading of vessels, (ii) forward freight agreements ‘‘FFAs’’ and (iii) ownership and operation of port and transfer station terminals. The Company operates a fleet of owned Ultra Handymax and Panamax vessels and a fleet of time chartered Panamax and Ultra Handymax vessels that are employed to provide worldwide transportation of bulk commodities. The Company actively engages in assessing risk associated with fluctuating future freight rates, fuel prices and foreign exchange and, where appropriate, will actively hedge identified economic risk with appropriate derivative instruments. Such economic hedges do not always qualify for accounting hedge treatment, and, as such, the usage of such derivatives could lead to material fluctuations in the Company’s reported results from operations on a period-to-period basis.

The Company also operates a port and transfer facility located in Nueva Palmira, Uruguay. The facility consists of docks, conveyors and silo storage capacity totaling 270,440 tons.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

(a)	Basis of presentation: The accompanying interim consolidated financial statements are unaudited, but, in the opinion of management, reflect all adjustments for a fair presentation of Navios Maritime Holdings Inc. (‘‘Navios’’ or the ‘‘Company’’) consolidated financial position, and cash flows for the periods presented. Adjustments consist of normal, recurring entries. The results of operations for the interim periods are not necessarily indicative of results for the full year. The footnotes are condensed as permitted by the requirements for interim financial statements and accordingly, do not include information and disclosures required under United States Generally Accepted Accounting Principles (GAAP) for complete financial statements. These interim financial statements should be read in conjunction with the Company’s consolidated financial statements and notes included in Navios’ annual report filed on Form 20-F with the Securities Exchange Commission.

(b)	Principles of consolidation: The accompanying interim consolidated financial statements include the accounts of Navios Maritime Holdings Inc., a Marshall Islands corporation, and its majority owned subsidiaries (the ‘‘Company’’ or ‘‘Navios’’). All significant inter-company balances and transactions have been eliminated in the consolidated statements.

Subsidiaries:    Subsidiaries are those entities in which the Company has an interest of more than one half of the voting rights or otherwise has power to govern the financial and operating policies. The purchase method of accounting is used to account for the acquisition of subsidiaries.

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of US Dollars — except per share data)

The cost of an acquisition is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition plus costs directly attributable to the acquisition. The excess of the cost of acquisition over the fair value of the net tangible and intangible assets acquired and liabilities assumed is recorded as goodwill.

Investments in Affiliates and Joint Ventures:    Affiliates are entities over which the Company generally has between 20% and 50% of the voting rights, or over which the Company has significant influence, but which it does not exercise control. Joint Ventures are entities over which the Company exercises joint control. Investments in these entities are accounted for by the equity method of accounting. Under this method the Company records an investment in the stock of an affiliate or joint venture at cost, and adjusts the carrying amount for its share of the earnings or losses of the affiliate or joint venture subsequent to the date of investment and reports the recognized earnings or losses in income. Dividends received from an affiliate or joint venture; reduce the carrying amount of the investment. When the Company’s share of losses in an affiliate or joint venture equals or exceeds its interest in the affiliate, the Company does not recognize further losses, unless the Company has incurred obligations or made payments on behalf of the affiliate or the joint venture.

Companies included in the consolidation:

Company Name	Nature/Vessel Name	Country of Incorporation
Navios Maritime Holdings Inc.	Holding Company	Marshall Is.
Navios Corporation	Sub-Holding Company	Marshall Is.
Navios International Inc.	Operating Company	Marshall Is.
Navimax Corporation	Operating Company	Marshall Is.
Navios Handybulk Inc.	Operating Company	Marshall Is.
Corporation Navios SA	Operating Company	Uruguay
Hestia Shipping Ltd.	Operating Company	Malta
Anemos Maritime Holdings	Sub-Holding Company	Marshall Is.
Navios Shipmanagement Inc.	Management Company	Marshall Is.
NAV Holdings Limited	Sub-Holding Company	Malta
Kleimar N.V.(1)	Operating Company	Belgium
Bulkinvest S.A.(1)	Operating Company	Luxemburg
Achilles Shipping Corporation	Navios Achilles	Marshall Is.
Apollon Shipping Corporation	Navios Apollon	Marshall Is.
Herakles Shipping Corporation	Navios Herakles	Marshall Is.
Hios Shipping Corporation	Navios Hios	Marshall Is.
Ionian Shipping Corporation	Navios Ionian	Marshall Is.
Kypros Shipping Corporation	Navios Kypros	Marshall Is.
Meridian Shipping Enterprises Inc.	Navios Meridian	Marshall Is.
Mercator Shipping Corporation	Navios Mercator	Marshall Is.
Libra Shipping Enterprises Corp.	Navios Libra II	Marshall Is.
Alegria Shipping Corporation	Navios Alegria	Marshall Is.
Felicity Shipping Corporation	Navios Felicity	Marshall Is.
Gemini Shipping Corporation	Navios Gemini S	Marshall Is.
Arc Shipping Corporation	Navios Arc	Marshall Is.
Galaxy Shipping Corporation	Navios Galaxy I	Marshall Is.
Horizon Shipping Enterprises Corporation	Navios Horizon	Marshall Is.
Magellan Shipping Corporation	Navios Magellan	Marshall Is.

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of US Dollars — except per share data)

Company Name	Nature/Vessel Name	Country of Incorporation
Star Maritime Enterprises Corporation	Navios Star	Marshall Is.
Hyperion Enterprises Inc	Navios Hyperion	Marshall Is.
White Narcissus Marine S.A.	Asteriks	Panama
Acropolis Chartering & Trading Inc.(2)	Brokerage Company	Liberia

(1)	This company was acquired on February 2, 2007.
(2)	This company is 50% owned by Navios and is accounted for on the equity basis.

(c)	Leases: Vessel leases where the Company is regarded as the lessor are classified as either finance leases or operating leases based on an assessment of the terms of the lease. For charters classified as finance type leases the minimum lease payments are recorded as the gross investment in the lease. The difference between the gross investment in the lease and the sum of the present values of the two components of the gross investment is recorded as unearned income which is amortized to income over the lease term as finance lease interest income to produce a constant periodic rate of return on the net investment in the lease.

(d)	Deferred taxation: The asset and liability method is used to account for future income taxes. Under this method, future income tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts and the tax bases of assets and liabilities. Future income tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A deferred tax asset is recognized for temporary differences that will result in deductible amounts in future years. Valuation allowance is recognized if, based on the weight of available evidence, it is more likely than notthat some portion or all of the deferred tax asset will not be realized. During interim periods, the Company recognized tax expense at the estimated annual effective rate.

(e)	Recent Accounting Pronouncements: In February 2006, the Financial Accounting Standard Board issued Statement of Financial Accounting Standards No. 155 (SFAS 155) ‘‘Accounting for Certain Hybrid Instruments-an amendment of FASB Statements No. 133 and 140’’. SFAS 155 amends SFAS 133 to permit fair value measurement for certain hybrid financial instruments that contain an embedded derivative, provides additional guidance on the applicability of SFAS 133 and SFAS 140 to certain financial instruments and subordinated concentrations of credit risk. SFAS 155 is effective for the first fiscal year that begins after September 15, 2006. This statement was effective for Navios for the fiscal year beginning on January 1, 2007 and did not have a material effect on its consolidated financial statements.

In March 2006, the Financial Accounting Standard Board issued Statement of Financial Accounting Standards No. 156 (SFAS 156) ‘‘Accounting for Servicing of Financial Assets-an amendment of FASB Statement No. 140’’. SFAS 156 amends SFAS 140 requiring that all separately recognized servicing assets and servicing liabilities be measured at fair value, if practicable. SFAS 156 also permits, but does not require, the subsequent measurement of servicing assets and servicing liabilities. SFAS 156 is effective for the first fiscal year that begins after September 15, 2006. This statement was effective for Navios for the fiscal year beginning on January 1, 2007 and did not have a material effect on its consolidated financial statements.

In June 2006, the Financial Accounting Standard Board issued FIN 48 ‘‘Accounting for uncertainty in income taxes, an interpretation of FASB statement 109. This interpretation

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of US Dollars — except per share data)

clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for the first fiscal year that begins after December 15, 2006. This interpretation was effective for Navios for the fiscal year beginning on January 1, 2007 and did not have a material effect on its consolidated financial statements.

In September 2006, the Financial Accounting Standard Board issued Statement of Financial Accounting Standards No. 157 (SFAS 157) ‘‘Fair Value Measurement’’. SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP) and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Earlier application is encouraged, provided that the reporting entity has not yet issued financial statements for that fiscal year, including financial statements for an interim period within that fiscal year. The provisions of SFAS 157 should be applied prospectively as of the beginning of the fiscal year in which it is initially applied except for certain cases where it should be applied retrospectively. The adoption of this accounting standard is not expected to have a material effect on the consolidated financial statements. This statement will be effective for Navios for the fiscal year beginning on January 1, 2008.

In February 2007, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 159 (SFAS 159) ‘‘The Fair Value Option for Financial Assets and Financial Liabilities’’. SFAS 159 permits the entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. This Statement is expected to expand the use of fair value measurement, which is consistent with the Board’s long-term measurement objectives for accounting for financial instruments. SFAS 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year on or before November 15, 2007, provided the entity also elects to apply the provisions of FASB Statement No. 157, ‘‘Fair Value Measurements’’. The adoption of this accounting standard is not expected to have a material effect on the consolidated financial statements.

NOTE 3:    ACQUISITION

On February 2, 2007, Navios acquired all of the outstanding share capital of Kleimar N.V. (‘‘Kleimar’’) for a cash consideration of $165.6 million (excluding direct acquisition costs), subject to customary indemnification provisions (related to disclosed legal proceedings, etc). At the time of the acquisition, Kleimar had outstanding debt of approximately $39.8 million.

Kleimar is a Belgian maritime transportation company established in 1993. At the time of the acquisition, Kleimar had 11 employees and is the owner and operator of Capesize and Panamax vessels used in the transportation of cargoes. It also has an extensive Contract of Affreightment (‘‘COA’’) business, a large percentage of which involves transporting cargo to China.

Kleimar, as of the date of the acquisition, controlled 11 (including two long-term charter-in vessels to be delivered) vessels, of which it has an ownership interest on three of them. The long-term chartered-in fleet consists of four Capesize vessels and two Panamaxes.

Kleimar also has purchase options on two of the Capesize vessels, the Beaufiks (2004 built) and the Fantastiks (2005 built), exercisable at an average price of $35.7 million during the first quarter of 2008.

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of US Dollars — except per share data)

The purchase of Kleimar was financed by existing cash and the use of the $120 million revolving credit facility with HSH Nordbank AG. In addition to the strategic value of Kleimar, Navios expects this transaction to be accretive to its shareholders, both from a cash flow and earnings standpoint.

The preliminary purchase accounting adjustments, presented in the following table, result from of a valuation process that included the use of independent appraisers. The purchase price allocation remains preliminary pending the finalization of the working capital adjustment. The Company believes that the resulting balance sheet reflects the fair value of the assets and liabilities at the acquisition date at February 2, 2007:

Adjusted purchase price
Consideration to sellers (cash)	$165,600
Cash retained	(22,133)
Acquisition costs	1,969
Adjusted purchase price	145,436
Fair Value of assets and liabilities acquired
Investments in joint ventures	26,750
Investment in finance lease (vessel Obeliks)	47,846
Favorable purchase options held by Kleimar	36,517
Favorable Leases	226,093
Investment in finance lease (vessel Vanessa)	19,959
Unfavorable purchase options held by third parties	(15,890)
Unfavorable leases	(120,109)
Deferred Taxes	(52,651)
Long term loans (including current portion)	(39,825)
Other long term assets	180
Net working capital	(12,453)
Total fair value of assets and liabilities acquired	116,417
Goodwill	$29,019

The acquired intangible assets and liabilities, listed below, as determined at the acquisition date and where applicable, are amortized under the straight line method over the periods indicated below:

Description	Average Amortization Period (Years)	February 2, 2007 to June 30, 2007 Amortization
Favorable lease terms	8.7	$(13,081)
Favorable vessel purchase option(*)	—	$—
Unfavorable Leases	4.1	$16,643
Unfavorable Purchase options(**)	—	$—

(*)	This amount is not amortized and should the purchase options be exercised, any unamortized portion of this asset will be capitalized as part of the cost of the vessel and will be depreciated over the remaining useful life of the vessel.
(**)	The liability for purchase options held by third parties are not amortized and if exercised by the third party the liability will be included in the calculation of the gain or loss on sale of the related vessel.

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of US Dollars — except per share data)

The aggregate amortization of acquired intangibles from the date of acquisition and for the next five years will be as follows:

Description	Within one year	Year Two	Year Three	Year Four	Year Five	Five Year Aggregate
Favorable lease terms	$(31,395)	$(31,395)	$(30,777)	$(19,169)	$(18,395	$(131,131)
Unfavorable Leases	35,811	22,200	16,951	9,936	8,299	93,197
	$4,416	$(9,195)	$(13,826)	$(9,233)	$(10,096)	$(37,934)

The following is a summary of the acquired identifiable intangible assets as of June 30, 2007:

Description	Gross Amount	Accumulated Amortization	Net Amount
Favorable lease terms	$226,093	$(13,081)	$213,012
Favorable vessel purchase option	$36,517	$—	$36,517
Unfavorable Leases	$(120,109)	$16,643	$(103,466)
Unfavorable Purchase options	$(15,890)	$—	$(15,890)
Totals	$126,611	$3,562	$130,173

The following table presents the unaudited pro forma results as if the acquisition had occurred at the beginning of each of the six month periods ended June 30, 2007 and 2006 (in thousands, except for amounts per share):

	Six Months Ended June 30,
	2007	2006
Gross revenues	$262,850	$264,840
Net income	$29,838	$5,147
Basic earnings per share	$0.36	$0.11
Diluted earnings per share	$0.32	$0.11

The following table presents the unaudited pro forma results for the three month periods ended June 30, 2007 and 2006, as if the acquisition had occurred at January 1, 2007 and 2006, respectively (in thousands, except for amounts per share):

	Three Months Ended June 30,
	2007	2006
Gross revenues	$134,640	$140,170
Net income	$16,412	$538
Basic earnings per share	$0.19	$0.01
Diluted earnings per share	$0.17	$0.01

The unaudited pro forma results are for comparative purposes only and do not purport to be indicative of the results that would have actually been obtained if the acquisition and related financing had occurred at the beginning of each of the periods presented. The basic and diluted earnings per share calculations assume the actual weighted average number of shares outstanding for all periods presented. See Note 15 for more information on earnings per share calculations.

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of US Dollars — except per share data)

NOTE 4:    CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of the following:

	June 30, 2007	December 31, 2006
Cash on hand and at banks	$27,800	$28,430
Short-term investments (Note 5)	154,424	64,146
Short-term deposits and highly liquid funds	16,009	7,082
Total cash and cash equivalents	$198,233	$99,658

NOTE 5:    SHORT TERM INVESTMENTS

Short term investments relates to debt securities (commercial papers). These securities are bought and held principally for the purpose of selling them in the near term and, therefore, have been classified as trading securities and are included in ‘‘Cash and cash equivalents’’ in the accompanying consolidated balance sheet. During the six months ended June 30, 2007, such securities were used for general financing purposes.

At June 30, 2007 and December 31, 2006, the fair value of these debt securities was $154,424 and $64,146, respectively. The unrealized holding gain on trading securities during the six month period ended June 30, 2007 and the year ended December 31, 2006, was $5, and has been included in other income in the consolidated statement of operations.

NOTE 6:    VESSELS, PORT TERMINAL AND OTHER FIXED ASSETS

Vessels	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2006	$502,514	$(24,202)	$478,312
Additions	54,679	(12,394)	42,285
Transfer from investment in joint venture	27,701	—	27,701
Balance June 30, 2007	584,894	(36,596)	548,298

Port Terminal	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2006	$27,098	$(1,232)	$25,866
Additions	—	(458)	(458)
Balance June 30, 2007	27,098	(1,690)	25,408

Other fixed assets	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2006	$1,908	$(794)	$1,114
Additions/acquisition of subsidiary	347	(131)	216
Balance June 30, 2007	2,255	(925)	1,330

Total	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2006	$531,520	$(26,228)	$505,292
Additions/acquisition of subsidiary	55,026	(12,983)	42,043
Transfer from investment in joint venture	27,701		27,701
Balance June 30, 2007	614,247	(39,211)	575,036

As of June 30, 2007, Navios had exercised all exercisable purchase options comprising four Ultra Handymax and five Panamax vessels. The first two of the purchase option vessels, the Navios

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of US Dollars — except per share data)

Meridian and Navios Mercator, were delivered to the Company on November 30, 2005 and December 30, 2005, respectively. Of the remaining seven option vessels, the Navios Arc, Navios Galaxy I, Navios Magellan, Navios Horizon, Navios Star and Navios Hyperion, were delivered on February 10, 2006, March 23, 2006, March 24, 2006, April 10, 2006, December 4, 2006 and February 26, 2007, respectively.

On April 19, 2007, Navios acquired all of the outstanding share capital of White Narcissus Marine S.A. for a cash consideration of approximately $26 million. White Narcissus Marine S.A. is a Panamanian corporation which held a 50% share of the vessel Asteriks (the remaining 50% held by Kleimar). The 50% interest in the vessel, prior to the acquisition of White Narcissus Marine S.A., was accounted for as an investment in joint venture. Following the acquisition, Navios effectively owns 100% of the vessel and as such, from that date it has been reclassified from interest in joint venture and accounted for as a vessel.

NOTE 7:    INTANGIBLE ASSETS OTHER THAN GOODWILL

Intangible assets as of June 30, 2007 and December 31, 2006 consist of the following:

June 30, 2007	Balance	Accumulated Amortization	Transfer to vessel cost	Purchase Accounting Adjustments	Net Book Value (June 30, 2007)
Trade name	$90,000	$(5,193)	$—	$—	$84,807
Port terminal operating rights	31,000	(1,430)	—	—	29,570
Unfavorable lease terms	—	16,643	—	(135,999)	(119,356)
Favorable lease terms	76,671	(24,968)	(10,454)	262,610	303,859
Backlog assets	14,829	(9,687)	—	—	5,142
Backlog liabilities	(16,200)	14,275	—		(1,925)
Total	$196,300	$(10,360)	$(10,454)	$126,611	$302,097

December 31, 2006	Balance	Accumulated Amortization	Transfer to vessel cost	Net Book Value December 31, 2006
Trade name	$90,000	$(3,798)	$—	$86,202
Port terminal operating rights	31,000	(1,046)	—	29,954
Favorable lease terms	125,167	(19,619)	(39,172)	66,376
Backlog assets	16,830	(9,087)	—	7,743
Backlog liabilities	(16,200)	10,254	—	(5,946)
Total	$246,797	$(23,296)	$(39,172)	$184,329

NOTE 8:    BORROWINGS

On July 12, 2005, a new senior secured credit facility, with HSH Nordbank AG, was established by ISE to provide a portion of the funds necessary to acquire Navios and provide working capital for the Successor Company. This facility was assumed by the Company, and was fully drawn on August 25, 2005. Of the $514.4 million borrowed under this facility, $412.0 million was used in connection with the acquisition/reincorporation. On December 21, 2005, the Company revised the terms of its credit facility with HSH Nordbank AG under which it increased the borrowing amount up to $649 million. Of the $649 million, $435million was related to the outstanding balance of the credit facility described above and up to $214 million was set aside to finance the acquisition of ten vessels. As of June 30, 2006, the Company had acquired the above ten vessels by utilizing $204 million of the above mentioned $214 million facility. The maximum allowable amounts drawn down for each vessel have been in accordance with the criteria set by the Bank. The drawings are complete and the remaining balance of the facility is not available for use by the Company.

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of US Dollars — except per share data)

Senior notes:    In December 2006, the Company issued $300 million senior notes at 9.5% fixed rate due on December 15, 2014. Part of the net proceeds from the issuance of these senior notes of approximately $290.0 million were used to repay in full the remaining principal amounts under three tranches of approximately $241.1 million and the remaining proceeds were applied pro-rata among the remaining tranches under the credit facility discussed above. The senior notes are fully and unconditionally guaranteed, jointly and severally and on an unsecured senior basis, by all of Company’s subsidiaries, other than the Uruguayan subsidiary. The Company has the option to redeem the notes in whole or in part, at any time (1) before December 15, 2010, at a redemption price equal to 100% of the principal amount, (2) on or after December 15, 2010, at redemption prices as defined in the agreement and (3) at any time before December 15, 2009, up to 35% of the aggregate principal amount of the notes with the net proceeds of a public equity offering at 109.5% of the principal amount of the notes, plus accrued and unpaid interest, if any, so long as at least 65% of the originally issued aggregate principal amount of the notes remains outstanding after such redemption. Furthermore, upon occurrence of certain change of control events, the holders of the notes may require the Company to repurchase some or all of the notes at 101% of their face amount. Pursuant to the covenant regarding asset sales, the Company has to repay the senior notes at par plus interest with the proceeds of certain asset sales if the proceeds from such asset sales are not reused in the business within a specified period or used to pay secured debt. Under a registration rights agreement the Company and the guarantors filed a registration statement on June 25, 2007, which became effective on July 5, 2007, enabling the holders of notes to exchange the privately placed notes with publicly registered notes with identical terms. The senior notes contain covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering in transactions with affiliates, merging or consolidating or selling all or substantially all of Company’s properties and assets and creation or designation of restricted subsidiaries.

Loan Facility:    In February 2007, Navios entered into a new secured Loan Facility with HSH Nordbank and Commerzbank AG maturing on October 31, 2014. The new facility is composed of a $280.0 million Term Loan Facility and a $120.0 million reducing Revolving Facility. The term loan facility has partially been utilized to repay the remaining balance of the previous HSH Nordbank facility with the remaining balance left to finance the acquisition of Navios Hyperion. The revolving credit facility is available for future acquisitions and general corporate and working capital purposes. The interest rate of the new facility is LIBOR plus a spread ranging from 65 to 125 bps as defined in the agreement. The refinance of the credit facility obtained on July 12, 2005, with the above loan facility was accounted for as a debt modification. Therefore, fees paid to the bank associated with the new loan along with any existing unamortized deferred financing costs, are being amortized as an adjustment of interest expense over the remaining term of the new loan using the effective interest method. Costs incurred with third parties (such as legal fees) in connection with this refinancing were expensed as incurred. Amortization for the three and six month periods ended June 30, 2007 was $484 and $931, respectively ($575 and $1,228, for the three and six months ended June 30, 2006, respectively).

Loans Assumed:    Upon acquisition of Kleimar, Kleimar had outstanding debt of approximately $39.8 million. The credit facilities upon acquisition are described below.

On April 28, 2004, Kleimar entered into a $40 million credit facility. Of this loan, $14 million was repayable in 8 quarterly payments of $1.75 million with the balance of $26 million being repayable in 39 quarterly installments of $0.5 million each and a final installment of $5.5 million on the last repayment date. The facility is secured by a mortgage on a vessel together with assignment of earnings and insurances. As of June 30, 2007, $14.7 million was outstanding under this facility.

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of US Dollars — except per share data)

On August 4, 2005, Kleimar entered into a $21 million loan facility for the purchase of a vessel. The loan is repayable in 20 quarterly installments of $0.3 million each with a final balloon payment of $15.4 million in August 2010. The loan is secured by a mortgage on a vessel together with assignment of earnings and insurances. As of June 30, 2007, $19.0 million was outstanding under this facility.

On April 22, 2005 Kleimar entered into a $17.8 million loan agreement for the purchase of a vessel. The Company is responsible for 50% of the total loan, and so its share of the loan at drawdown was $8.9 million. The Company’s share was repayable in eight equal quarterly installments. The facility was secured by a mortgage on a vessel together with assignment of earnings and insurances. The facility was fully repaid on March 31, 2007.

NOTE 9:    DERIVATIVES AND FAIR VALUE OF FINANCIAL INSTRUMENTS

Interest rate risk

The Company entered into interest rate swap contracts as economic hedges to its exposure to variability in its floating rate long term debt. Under the terms of the interest rate swaps, the Company and the bank agreed to exchange at specified intervals, the difference between paying fixed rate and floating rate interest amount calculated by reference to the agreed principal amounts and maturities. Interest rate swaps allow the Company to convert long-term borrowings issued at floating rates into equivalent fixed rates. Even though the interest rate swaps were entered into for economic hedging purposes, the derivatives described below do not qualify for accounting purposes as cash flow hedges, under FASB Statement No. 133, Accounting for derivative instruments and hedging activities. Consequently, the Company recognizes the change in fair value of these derivatives in the statement of operations.

The gains on interest rate swaps for the three month periods ended June 30, 2007 and 2006 were $791 and $667, respectively and for the six month periods ended June 30, 2007 and 2006 were $561 and $1,593, respectively. As of June 30, 2007 and December 31, 2006, the outstanding net asset/ (liability) was $595 and $(604), respectively.

The swap agreements have been entered into by subsidiaries. The Royal Bank of Scotland swap agreements have been collateralized by a cash deposit of $1.2 million. The Alpha Bank, Dexia and Fortis swap agreements has been guaranteed by the Company. The HSH Nordbank swap agreements are bound by the same securities as the secured credit facility.

Forward Freight Agreements (FFAs)

The Company actively trades in the FFAs market with both an objective to utilize them as economic hedging instruments that are highly effective in reducing the risk on specific vessel(s), freight commitments, or the overall fleet or operations, and to take advantage of short term fluctuations in the market prices. FFAs trading generally have not qualified as hedges for accounting purposes, except as discussed below, and as such, the trading of FFAs could lead to material fluctuations in the Company’s reported results from operations on a period to period basis.

Dry bulk shipping FFAs generally have the following characteristics: they cover periods from one month to one year; they can be based on time charter rates or freight rates on specific quoted routes; they are executed between two parties and give rise to a certain degree of credit risk depending on the counterparties involved; they are settled monthly based on publicly quoted indices.

For FFAs that qualify for hedge accounting the changes in fair values of the effective portion representing unrealized gain or losses are recorded under ‘‘Accumulated Other Comprehensive Income/(Loss)’’ in the stockholders’ equity while the unrealized gains or losses of the FFAs not qualifying for hedge accounting together with the ineffective portion of those qualifying for hedge

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of US Dollars — except per share data)

accounting, are recorded in the statement of operations under ‘‘Gain/(Loss) on Forward Freight Agreements’’. The gains/(losses) included in ‘‘Accumulated Other Comprehensive Income/(Loss)’’ are being reclassified to earnings under ‘‘Revenue’’ in the statement of operations in the same period or periods during which the hedged forecasted transaction affects earnings. The reclassification to earnings commenced in the third quarter of 2006 and will extend until December 31, 2007, depending on the period or periods during which the hedged forecasted transactions will affect earnings. The amount of losses included in ‘‘Accumulated Other Comprehensive Income/(Loss)’’ as of June 30, 2007, is expected to be reclassified to earnings until December 31, 2007. For the three and six month period ended June 30, 2007, $2.4 million and $4.9 million losses, respectively, included in ‘‘Accumulated Other Comprehensive Income/(Loss)’’, were reclassified to earnings.

During 2006, six FFAs qualified for hedge accounting treatment. At June 30, 2007 and December 31, 2006, none of the ‘‘mark to market’’ positions of the open dry bulk FFA contract qualified for hedge accounting treatment. Dry bulk FFAs traded by the Company that do not qualify for hedge accounting are shown at fair value through the statement of operations.

The net gains (losses) from FFAs amounted to $7.2 million and $1.7 million for the three month periods ended June 30, 2007 and 2006, respectively and for the six month periods ended June 30, 2007 and 2006 the net gains (losses) from FFAs amounted to $10.1 and $3.3 million, respectively.

During the three month periods ended June 30, 2007 and 2006, the changes in net unrealized gains (losses) on FFAs amounted to $3,898 and $2,575, respectively and for the six month periods ended June 30, 2007 and 2006, the changes in net unrealized gains (losses) on FFAs amounted to $2,131 and $4,453, respectively.

The open dry bulk shipping FFAs at net contracted (strike) rate after consideration of the fair value settlement rates is summarized as follows:

Forward Freight Agreements (FFAs)	June 30, 2007	December 31, 2006
Short term FFA derivative asset	$197,995	$51,190
Long term FFA derivative asset	12,906	—
Short term FFA derivative liability	(187,021)	(42,227)
Long term FFA derivative liability	(9,655)	—
Net fair value on FFA contracts	$14,225	$8,963
NOS FFAs portion of fair value transferred to NOS derivative account(*)	$(49,727)	$(6,202)
LCH FFAs portion of fair value transferred to LCH derivative account(**)	(27,892)	(5,291)

The open interest rate swaps, after consideration of their fair value, are summarized as follows:

Interest Rate Swaps	June 30, 2007	December 31, 2006
Short term interest rate swap asset	$977	$—
Short term interest rate swap liability	(147)	193
Long term interest rate swap liability	(235)	(797)
Net fair value of interest rate swap contract	$595	$(604)

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of US Dollars — except per share data)

Reconciliation of balances

Total of balances related to derivatives and financial instruments:

	June 30, 2007	December 31, 2006
FFAs	$14,225	$8,963
NOS FFAs portion of fair value transferred to NOS derivative account(*)	(49,727)	(6,202)
LCH FFAs portion of fair value transferred to LCH derivative account(**)	(27,892)	(5,291)
Interest rate swaps	595	(604)
Total	$(62,799)	$(3,134)

(*)	NOS: The Norwegian Futures and Options Clearing House (NOS Clearing ASA).
(**)	LCH: The London Clearing House

Balance Sheet Values

	June 30, 2007	December 31, 2006
Total short term derivative asset	$121,353	$39,697
Total long term derivative asset	12,906	—
Total short term derivative liability	(187,168)	(42,034)
Total long term derivative liability	(9,890)	(797)
Total	$(62,799)	$(3,134)

NOTE 10:    EMPLOYEE BENEFIT PLANS

Retirement Saving Plan

The Company sponsors an employee saving plan covering all of its employees in the United States. The Company’s contributions to the employee saving plan were approximately $54 (including a discretionary contribution of $34) and $67 (including a discretionary contribution of $38) during the three month periods ended June 30, 2007 and 2006, respectively, and approximately $112 (including a discretionary contribution of $61) and $137 (including a discretionary contribution of $77) during the six month periods ended June 30, 2007 and 2006, respectively.

Defined Benefit Pension Plan

The Company sponsors a legacy unfunded defined benefit pension plan that covers certain Bahamian and Uruguayan nationals and former Navios Corporation employees. The liability related to the plan is recognized based on actuarial valuations. The current portion of the liability is included in accrued expenses and the non-current portion of the liability is included in other long term liabilities. There are no pension plan assets.

The Greek office employees are protected by the Greek Labor Law. According to the law, the Company is required to pay retirement indemnities to employees on dismissal, or on leaving with an entitlement to a full security retirement pension. The amount of the compensation is based on the number of years of service and the amount of the monthly remuneration including regular bonuses at the date of dismissal or retirement up to a maximum of two years salary. If the employees remain in the employment of the Company until normal retirement age, the entitled retirement compensation is

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of US Dollars — except per share data)

equal to 40% of the compensation amount that would be payable if they were dismissed at that time. The number of employees that will remain with the Company until retirement age is not known. The Company considers this plan equivalent to a lump sum defined benefit pension plan and accounts it under FAS Statement No. 87 ‘‘Employer’s Accounting for Pension’’.

Post-employment medical and life insurance benefits

The Company effective May 31, 2006, terminated its post retirement medical and life insurance benefit programs for the five U.S. retirees that were eligible to these benefits prior to the program elimination in December 2001. The Company paid $502 to terminate these programs. As a result of this termination and the release of the respective accrued liabilities the Company realized a gain of $295 in the three and six month period ended June 30, 2006. The unfunded liability related to post-retirement medical and life insurance was recognized based on actuarial valuations.

NOTE 11:    COMMON STOCK

In order to raise capital for its expansion plans in South America, Navios induced certain warrant holders (Qualified Institutional Buyers and Institutional Accredited Investors ‘‘QIBAIs’’) to early exercise their warrants by lowering the exercise price from $5.00 to $4.10 per share, provided that the warrants must be exercised immediately upon execution of the new warrant exercise agreement. This reduced exercise price transaction was only offered privately to QIBAIs which were among the top 15 warrant holders and had no direct relationship with Navios, with the exception of Ms. Angeliki Frangou, Navios’ chairman and CEO, who exercised all of her 6,666,280 warrants in order to demonstrate her commitment to the transaction and proposed capital expansion program. Total warrants affected by this inducement program were 15,978,280 out of 65,550,000 outstanding warrants which were exercised on June 6, 2006, resulting in total proceeds of approximately $65.5 million and issuance of 15,978,280 unregistered common shares. The reduction of the warrant exercise price from $5.00 to $4.10 per share did not have any accounting consequence since the fair value of the modified warrant was less than the fair value of the original warrant immediately prior to the modification.

On August 10, 2006, Navios issued 708,993 additional shares to its financial advisors for services rendered in connection with the capital raised from the re-pricing of warrants. These services were valued using the market value of the aforementioned shares as of the date the transactions was completed, without any subsequent measurement being necessary.

Pursuant to a registration rights agreement, Navios filed a Form F-3/A with the Securities and Exchange Commission on September 8, 2006 (No. 333-136936), registering the resale of the common stock related to the exercise of the warrants and the common stock issued to its financial advisors (with the exception of Ms. Angeliki Frangou’s shares which will remain unregistered) and had such registration statement declared effective on September 13, 2006.

Giving effect to the warrant exercise transaction stated above, the additional 708,993 shares issued to the Company’s financial advisors and the 1,161,535 shares issued in connection with the acquisition of vessel Navios Gemini S, Navios had 62,088,127 shares outstanding and 49,571,720 warrants outstanding as of December 31, 2006, which will expire in accordance with their terms on December 9, 2008.

On December 28, 2006, Navios made an offer to the holders of its 49,571,720 outstanding warrants to acquire shares of common stock by either (a) exercising warrants for 1.16 shares in consideration of $5.00 or (b) receiving one share in exchange of every 5.25 warrants surrendered. Under this offer, which expired on January 26, 2007, 32,140,128 warrants were exercised, of which 14,237,557 were exercised by payment of the $5.00 exercise price and 17,902,571 were exercised by exchange of warrants. As a result, $71.2 million of gross cash proceeds were raised ($66.6 million net of costs incurred) and 19,925,527 new shares of common stock were issued.

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of US Dollars — except per share data)

On January 10, 2007, Navios filed with the SEC an amendment to its Articles of Incorporation to effectuate the increase of its authorized common stock from 120,000,000 shares to 250,000,000 shares.

On May 30, 2007, the Company issued 13,225,000 shares of common stock following the offering of 11,500,000 shares of common stock, with the option of the underwriters to purchase 1,725,000 additional shares of common stock to cover any over-allotments. The net cash proceeds from the above share capital issuance were $124.9 million.

During the six month period ended June 30, 2007 the Company issued 5,310,674 shares of common stock, following various exercises of warrants. The proceeds from such warrants exercise amounted to $26.6 million.

Following the issuances of the new shares, described above, Navios has, as of June 30, 2007, 100,549,328 shares of common stock outstanding and 12,120,918 warrants remaining outstanding which will expire in accordance with their terms on December 9, 2008.

NOTE 12:    COMMITMENTS AND CONTINGENCIES

The Company as of June 30, 2007 and December 31, 2006 was contingently liable for letters of guarantee and letters of credit amounting to $2,023 and $535 respectively, issued by various banks in favor of various organizations. These are collateralized by cash deposits, which are included as a component of restricted cash.

The Company has issued guarantees, amounting to $4.5 million and $3.7 million at June 30, 2007 and December 31, 2006 respectively, to third parties where the Company irrevocably and unconditionally guarantees subsidiaries obligations under dry bulk shipping FFAs. The guarantees remain in effect for a period of six months following the last trade date, which was June 29, 2007.

The Company is involved in various disputes and arbitration proceedings arising in the ordinary course of business. Provisions have been recognized in the financial statements for all such proceedings where the Company believes that a liability may be probable, and for which the amounts are reasonably estimable, based upon facts known at the date the financial statements were prepared. In the opinion of management, the ultimate disposition of these matters is immaterial and will not adversely affect the Company’s financial position, results of operations or liquidity.

The Company, in the normal course of business, entered into contracts to time charter-in vessels for various periods through February 2014.

NOTE 13:    TRANSACTIONS WITH RELATED PARTIES

Vessel acquisitions:    On December 19, 2005, Navios signed agreements to purchase four Panamax vessels from Maritime Enterprises Management S.A., a company affiliated with the family of Angeliki Frangou, the Company’s Chairman and Chief Executive Officer. On December 22, 2005, Navios took delivery of the first two vessels the Libra II built in 1995 and the Navios Alegria built in 2004, owned by Sealand Access S.A. and Victory Confidence S.A., respectively. The third vessel, the Navios Felicity built in 1997 and owned by Mercury Marine S.A., was delivered on December 27, 2005 and the fourth vessel, the Navios Gemini S built in 1994 and owned by Shipcare Dominion S.A., was delivered on January 5, 2006. The total acquisition cost for the four new vessels including backlogs was $119.8 million (cost related to the three vessels delivered during 2005 was $95.0 million) and was funded with (a) $13.0 million ($8.5 million related to vessels delivered in 2005) of Navios’ available cash; (b) $80.3 million ($65.1 million related to vessels delivered in 2005) from bank financing and (c) through the issuance of 5,500,854 shares (4,339,319 shares relates to vessels delivered in 2005) of Navios authorized capital at $4.96 per share for Navios Alegria (1,840,923 shares) and Libra II (1,227,282 shares), $4.82 per share for Navios Felicity (1,271,114 shares) and $4.42 per share for Navios Gemini S. (1,161,535 shares). Navios believes that the terms and provisions of the purchase agreements of these vessels were the same as those that would have been available with a non-related third party.

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of US Dollars — except per share data)

Office rent:    On January 2, 2006, Navios Corporation and Navios Shipmanagement Inc., two wholly owned subsidiaries of Navios, entered into two lease agreements with Goldland Ktimatiki- Ikodomiki-Touristiki and Xenodohiaki Anonimos Eteria, a Greek corporation which is partially owned by relatives of Angeliki Frangou, Navios’ Chairman and Chief Executive Officer. The lease agreements provide for the leasing of two facilities located in Piraeus, Greece, of approximately 2,034.3 square meters and will house the operations of all of the Company’s subsidiaries. The total annual lease payments are EUR 420 (approximately $550) and the lease agreements expire in 2017. The Company believes the terms and provisions of the lease agreements were the same as those that would have been agreed with a non-related third party. The lease payments are subject to annual adjustments starting from the third year which are based on the inflation rate prevailing in Greece as reported by the Greek State at the end of each year.

Purchase of services:    The Company utilizes Acropolis Chartering and Shipping Inc. (‘‘Acropolis’’) as a broker. Commissions paid to Acropolis for the three month period ended June 30, 2007 and 2006 were $100 and $93, respectively and for the six month periods ended June 30, 2007 and 2006 were $253 and $93, respectively. The Company owns fifty percent of the common stock of Acropolis. During the three month period ended June 30, 2007 and 2006 the Company received dividends of $0 and $127, respectively and for the six month periods ended June 30, 2007 and 2006 the Company received dividends of $678 and $582, respectively.

Balances due to related parties:    Included in the trade accounts payable at June 30, 2007 and December 31, 2006 are amounts of $28 and $164, respectively, which are due to Acropolis Chartering and Shipping Inc.

NOTE 14:    SEGMENT INFORMATION

The Company has two reportable segments from which it derives its revenues: Vessel Operations and Port Terminal. The reportable segments reflect the internal organization of the Company and are strategic businesses that offer different products and services. The Vessel Operations business consists of transportation and handling of bulk cargoes through ownership, operation, and trading of vessels, freight, and forward freight agreements. The Port Terminal business consists of operating a port and transfer station terminal.

The Company measures segment performance based on net income. Inter-segment sales and transfers are not significant and have been eliminated and are not included in the following tables. Summarized financial information concerning each of the Company’s reportable segments is as follows:

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of US Dollars — except per share data)

	Vessel Operations		Port Terminal		Total
	Three Month Period ended June 30, 2007	Three Month Period ended June 30, 2006	Three Month Period ended June 30, 2007	Three Month Period ended June 30, 2006	Three Month Period ended June 30, 2007	Three Month Period ended June 30, 2006
Revenue	$132,451	50,096	$3,414	2,897	$135,865	52,993
Gain (loss) on forward freight agreements	7,196	1,665	—	—	7,196	1,665
Interest income	1,529	658	36	3	1,565	661
Interest income from investments in finance leases	1,086	—	—	—	1,086	—
Interest expense and finance cost	(12,528)	(10,787)	—	—	(12,528)	(10,787)
Depreciation and amortization	(6,957)	(8,705)	(464)	(450)	(7,421)	(9,155)
Equity in net income of affiliated companies and joint ventures	388	142	—	—	388	142
Net income after taxes	21,329	3,622	1,853	1,302	23,182	4,924
Total assets	1,527,335	937,998	75,031	22,071	1,602,366	960,069
Capital expenditures	18,508	22,041 (*)	—	46	18,508	22,087
Investments in affiliates	$365	371	$—	—	$365	371

(*)	Includes $5.7 million transferred from vessel purchase options in connection with the acquisition of one option vessel and $1.6 million transferred from the 10% deposit paid when Navios exercised its options to purchase the chartered-in vessels.

	Vessel Operations			Port Terminal		Total
	Six Month Period ended June 30, 2007	Six Month Period ended June 30, 2006		Six Month Period ended June 30, 2007	Six Month Period ended June 30, 2006	Six Month Period ended June 30, 2007	Six Month Period ended June 30, 2006
Revenue	$232,102	98,668		$4,901	3,968	$237,003	102,656
Gain (loss) on forward freight agreements	10,050	3,327		—	—	10,050	3,327
Interest income	3,048	1,126		40	3	3,088	1,129
Interest income from investments in finance leases	1,646	—		—	—	1,646	—
Interest expense and finance cost	(25,999)	(19,993)		—	—	(25,999)	(19,993)
Depreciation and amortization	(12,764)	(18,871)		(930)	(898)	(13,694)	(19,769)
Equity in net income of affiliated companies and joint ventures	1,216	296		—	—	1,216	296
Net income after taxes	35,953	8,814		2,012	1,092	37,965	9,906
Total assets	1,527,335	937,998		75,031	22,071	1,602,366	960,069
Capital expenditures	44,692	132,991	(**)	—	46	44,692	133,037
Investments in affiliates	$365	371		$—	—	$365	371

(**)	Includes $5.1 million non-cash consideration in the form of common stock issued in connection with the purchase of one vessel, $30.3 million transferred from vessel purchase options in connection with the acquisition of four option vessels, $0.5 million transferred from vessels’ backlog in connection with the purchase of one vessel and $8.3 million transferred from the 10% deposits paid when Navios exercised its options to purchase the chartered-in vessels.

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of US Dollars — except per share data)

NOTE 15:    EARNINGS PER COMMON SHARE

Earnings per share are calculated by dividing net income by the average number of shares of Navios outstanding during the period. Net income for the six months ended June 31, 2007 is adjusted for the purposes of earnings per share calculation, to reflect the inducement of the exercise of warrants discussed in Note 11.The inducement resulted to the adjustment in the income available to common stockholders, for the earnings per share calculation, by $4,195, which represents the incremental value that was given to the warrant holders in order to exercise their warrants. Fully diluted earnings per share assumes the 15,475,038 weighted average number of warrants outstanding for the three month period ended June 30, 2007 (21,064,724 weighted average number of warrants outstanding for the six month period ended June 30, 2007), were exercised at the warrant price of $5.00 generating proceeds of $77.4 million (105.3 million for the six month period ended June 30, 2007) and proceed was used to buy back shares of common stock at the average market price during the respective period. The 61,148,961 and 63,337,323 weighted average number of warrants outstanding for the three and six month period ended June 30, 2006, respectively, have been excluded from the calculation of diluted earnings per share since the effect of their assumed exercise would have been anti-dilutive. The remaining warrants not exercised after the inducement, will expire on December 9, 2008, at 05:00 p.m., New York City time.

	Three Month Period ended June 30, 2007	Three Month Period ended June 30, 2006
Numerator:
Net income	23,182	4,924
Denominator:
Denominator for basic earning per share – weighted average shares	88,475,428	49,801,893
Dilutive potential common shares
Warrants outstanding – weighted average	15,475,038	61,148,961
Proceeds on exercises of warrants	77,375,190	305,744,805
Number of shares to be repurchased	8,054,588	66,611,069
Dilutive (anti-dilutive) effect of securities – warrants	7,420,449	(5,462,108)
Denominator for diluted earnings per share – adjusted weighted shares and assumed conversions	95,895,877	49,801,893
Basic earnings per share	0.26	0.10
Diluted earnings per share	0.24	0.10

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of US Dollars — except per share data)

	Six Months ended June 30, 2007	Six Months ended June 30, 2006
Numerator:
Net income	37,965	9,906
Less:
Incremental fair value of securities offered to induce warrants exercise	(4,195)
Income available to common shareholders	33,770	9,906
Denominator:
Denominator for basic earning per share – weighted average shares	82,400,161	47,581,444
Dilutive potential common shares
Warrants outstanding – weighted average	21,064,724	63,337,323
Proceeds on exercises of warrants	105,323,620	316,686,616
Number of shares to be repurchased	14,014,360	68,695,578
Dilutive (anti-dilutive) effect of securities – warrants	7,050,364	(5,358,255)
Denominator for diluted earnings per share – adjusted weighted shares and assumed conversions	89,450,525	47,581,444
Basic earnings per share	0.46	0.21
Diluted earnings per share	0.42	0.21

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of US Dollars — except per share data)

NOTE 16:    OTHER FINANCIAL INFORMATION

The Company’s 9½% Senior Notes are fully and unconditionally guaranteed on a joint and several basis by all of the Company’s subsidiaries with the exception of Corporación Navios Sociedad Anonima (‘‘non guarantor subsidiary’’) and those not required by the Indenture. Provided below are the condensed income statements, cash flow statements and balance sheets of Navios Maritime Holdings Inc., the guarantor subsidiary and the non-guarantor subsidiary. These condensed consolidating statements have been prepared in accordance with US GAAP, except that all subsidiaries have been accounted for on an equity basis.

	Navios Maritime Holdings Inc.	Other Guarantor	Corporation Navios Sociedad Anonyma
Income Statement for the six months ended June 30, 2007 (in 000s US$)	Issuer	Subsidiaries	Non Guarantor Subsidiary	Eliminations	Total
Revenue	—	232,102	4,901	—	237,003
(Loss) gain on forward freight agreements	—	10,050	—	—	10,050
Time charter, voyage and port terminal expenses	—	(148,657)	(1,987)	—	(150,644)
Direct vessel expenses	—	(14,024)	—	—	(14,024)
General and administrative expenses	(1,083)	(7,772)	—	—	(8,855)
Depreciation and amortization	(1,395)	(11,369)	(930)	—	(13,694)
Interest income from finance leases	—	1,646	—	—	1,646
Interest income	1,894	1,154	40	—	3,088
Interest expenses and finance cost, net	(25,094)	(905)	—	—	(25,999)
Other income	5	734	—	—	739
Other expense	(19)	(717)	(12)	—	(748)
Income before equity in net earnings of affiliated companies and taxes	(25,692)	62,242	2,012	—	38,562
Income from subsidiaries	63,657	—	—	(63,657)	—
Equity in net earnings of affiliated companies	—	1,216	—	—	1,216
Net income before taxes	37,965	63,458	2,012	(63,657)	39,778
Income tax	—	(1,813)	—	—	(1,813)
Net Income	37,965	61,645	2,012	(63,657)	37,965

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of US Dollars — except per share data)

	Navios Maritime Holdings Inc.	Other Guarantor	Corporation Navios Sociedad Anonyma
Income Statement for the three months ended June 30, 2007 (in 000s US$)	Issuer	Subsidiaries	Non Guarantor Subsidiary	Eliminations	Total
Revenue	—	132,451	3,414	—	135,865
(Loss) gain on forward freight agreements	—	7,196	—	—	7,196
Time charter, voyage and port terminal expenses	—	(89,054)	(1,15)	—	(90,204)
Direct vessel expenses	—	(7,866)	—	—	(7,866)
General and administrative expenses	(713)	(3,849)	—	—	(4,562)
Depreciation and amortization	(701)	(6,254)	(466)	—	(7,421)
Interest income from finance leases	—	1,086	—	—	1,086
Interest income	945	580	40	—	1,565
Interest expenses and finance cost, net	(12,307)	(221)	—	—	(12,528)
Other income	2	572	(3)	—	571
Other expense	(22)	(270)	18	—	(274)
Income before equity in net earnings of affiliated companies and taxes	(12,796)	34,371	1,853	—	23,428
Income from subsidiaries	35,978	—	—	(35,978)	—
Equity in net earnings of affiliated companies	—	388	—	—	388
Net income before taxes	23,182	34,759	1,853	(35,978)	23,816
Income tax	—	(634)	—	—	(634)
Net Income	23,182	34,125	1,853	(35,978)	23,182

	Navios Maritime Holdings Inc.	Other Guarantor	Corporation Navios Sociedad Anonyma
Income Statement for the six months ended June 30, 2006 (in 000s US$)	Issuer	Subsidiaries	Non Guarantor Subsidiary	Eliminations	Total
Revenue	—	98,688	3,968	—	102,656
(Loss) gain on forward freight agreements	—	3,327	—	—	3,327
Time charter, voyage and port terminal expenses	—	(41,412)	(1,978)	—	(43,390)
Direct vessel expenses	—	(9,211)	—	—	(9,211)
General and administrative expenses	(1,395)	(6,242)		—	(7,637)
Depreciation and amortization	(1,395)	(17,476)	(898)	—	(19,769)
Interest income	601	525	3	—	1,129
Interest expenses and finance cost, net	(19,993)	—	—	—	(19,993)
Other income	87	2,553	—	—	2,640
Other expense	—	(139)	(3)	—	(142)
Income before equity in net earnings of affiliated companies	(22,095)	30,613	1,092	—	9,610
Income from subsidiaries	32,001		—	(32,001)	—
Equity in net earnings of affiliated companies	—	296	—	—	296
Net Income	9,906	30,909	1,092	(32,001)	9,906

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of US Dollars — except per share data)

	Navios Maritime Holdings Inc.	Other Guarantor	Corporation Navios Sociedad Anonyma
Income Statement for the three months ended June 30, 2006 (in 000s US$)	Issuer	Subsidiaries	Non Guarantor Subsidiary	Eliminations	Total
Revenue	—	50,096	2,897	—	52,993
(Loss) gain on forward freight agreements	—	1,665	—	—	1,665
Time charter, voyage and port terminal expenses	—	(21,476)	(1,146)	—	(22,622)
Direct vessel expenses	—	(5,047)	—	—	(5,047)
General and administrative expenses	(910)	(3,132)		—	(4,042)
Depreciation and amortization	(702)	(8,003)	(450)	—	(9,155)
Interest income	443	215	3	—	661
Interest expenses and finance cost, net	(10,787)	—	—	—	(10,787)
Other income	87	1,128	—	—	1,215
Other expense	—	(97)	(2)	—	(99)
Income before equity in net earnings of affiliated companies	(11,869)	15,349	1,302	—	4,782
Income from subsidiaries	16,793		—	(16,793)	—
Equity in net earnings of affiliated companies	—	142	—	—	142
Net Income	4,924	15,491	1,302	(16,793)	4,924

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS (Continued)

	Navios Maritime Holdings Inc.	Other Guarantor	Corporation Navios Sociedad Anonyma
Balance Sheet as at June 30, 2007	Issuer	Subsidiaries	Non Guarantor Subsidiary	Eliminations	Total
Cash and cash equivalent	159,246	35,062	3,925	—	198,233
Restricted cash	—	45,539	—	—	45,539
Accounts receivable, net	—	57,063	1,030	—	58,093
Intercompany receivables	277,322	—	—	(277,322)	—
Short term derivative assets	—	121,353	—	—	121,353
Short term backlog asset	—	4,835	176	—	5,011
Deferred tax assets	—	4,709	—	—	4,709
Prepaid expenses and other current assets	247	11,573	199	—	12,019
Total current assets	436,815	280,134	5,330	(277,322)	444,957
Vessels, port terminal and other fixed assets, net	—	549,607	25,429	—	575,036
Long term derivative asset	—	12,906	—	—	12,906
Investments in subsidiaries	543,479	—	—	(543,479)	—
Investment in associates and joint ventures	—	365	—	—	365
Investment in leased asset	—	63,363	—	—	63,363
Deferred financing cost, net	13,443	—	—	—	13,443
Deferred dry dock and special survey costs, net	—	4,121	—	—	4,121
Goodwill and other intangibles	110,665	333,238	44,272	—	488,175
Total non-current assets	667,587	963,600	69,701	(543,479)	1,157,409
Total Assets	1,104,402	1,243,734	75,031	(820,801)	1,602,366
LIABILITIES AND STOCKHOLDERS EQUITY
Account payable	105	50,448	—	—	50,553
Accrued expenses and other current liabilities	6,074	34,849	537	—	41,460
Intercompany Payables	—	221,046	56,276	(277,322)	—
Short term derivative liability	—	187,168	—	—	187,168
Short term backlog liability	—	1,925	—	—	1,925
Current portion of long term debt	11,000	1,610	—	—	12,610
Total current liabilities	17,179	497,046	56,813	(277,322)	293,716
	—	—	—	—	—
Long term debt, net of current portion	564,307	32,130	—	—	596,437
Long term liabilities	—	882	33	—	915
Long term derivative liability	—	9,890	—	—	9,890
Unfavorable lease terms	—	119,356	—	—	119,356
Deferred tax	—	59,136	—	—	59,136
Total non-current liabilities	564,307	221,394	33	—	785,734
Total liabilities	581,486	718,440	56,846	(277,322)	1,079,450
	—	—	—	—	—
Total stockholders’ equity	522,916	525,294	18,185	(543,479)	522,916
Total Liabilities and Stockholders’ Equity	1,104,402	1,243,734	75,031	(820,801)	1,602,366

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS (Continued)

	Navios Maritime Holdings Inc.	Other Guarantor	Corporation Navios Sociedad Anonyma
Balance Sheet as at December 31, 2006	Issuer	Subsidiaries	Non Guarantor Subsidiary	Eliminations	Total
Cash and cash equivalent	77,476	20,592	1,590	—	99,658
Restricted cash	—	16,224	—	—	16,224
Accounts receivable, net	—	27,799	436	—	28,235
Intercompany receivables	456,634	125,511	—	(582,145)	—
Short term derivative assets	—	39,697	—	—	39,697
Short term backlog asset	—	5,071	175	—	5,246
Prepaid expenses and other current assets	170	6,548	91	—	6,809
Total current assets	534,280	241,442	2,292	(582,145)	195,869
Deposit on exercise of vessel purchase options	—	2,055	—	—	2,055
Vessels, port terminal and other fixed assets, net	—	479,404	25,888	—	505,292
Investments in subsidiaries	313,498	—	—	(313,498)	—
Investment in associates and joint ventures	—	749	—	—	749
Deferred financing cost, net	11,454	—	—	—	11,454
Deferred dry dock and special survey costs, net	—	3,546	—	—	3,546
Goodwill and other intangibles	112,060	69,015	44,743	—	225,818
Total non-current assets	437,012	554,769	70,631	(313,498)	748,914
Total Assets	971,292	796,211	72,923	(895,643)	944,783
LIABILITIES AND STOCKHOLDERS EQUITY
Accounts payable	2,337	35,029	—	—	37,366
Accrued expenses and other current liabilities	1,166	13,834	383	—	15,383
Intercompany Payables	125,511	403,966	52,668	(582,145)	—
Short term derivative liability	—	42,034	—	—	42,034
Short term backlog liability	—	5,946	—	—	5,946
Current portion of long term debt	8,250	—	—	—	8,250
Total current liabilities	137,264	500,809	53,051	(582,145)	108,979
Long term debt, net of current portion	559,812	—	—	—	559,812
Long term liabilities	—	947	32	—	979
Long term derivative liability	—	797	—	—	797
Total non-current liabilities	559,812	1,744	32	—	561,588
Total liabilities	697,076	502,553	53,083	(582,145)	670,567
Total stockholders’ equity	274,216	293,658	19,840	(313,498)	274,216
Total Liabilities and Stockholders’ Equity	971,292	796,211	72,923	(895,643)	944,783

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS (Continued)

	Navios Maritime Holdings Inc.	Other Guarantor	Corporation Navios Sociedad Anonyma
Cash flow statement for the six months ended June 30, 2007	Issuer	Subsidiaries	Non Guarantor Subsidiary	Eliminations	Total
Net cash provided by operating activities	39,187	38,672	6,002	(3,667)	80,194
	—	—		—	—
Cash flows from investing activities	—	—		—	—
Acquisition of subsidiaries, net of cash acquired	(167,569)	22,133	—	—	(145,436)
Acquisition of Vessels		(44,490)	—	—	(44,490)
Acquisition of fixed assets		(202)	—	—	(202)
Net cash provided by/(used in) investing activity	(167,569)	(22,559)	—	—	(190,128)
	—	—		—	—
Cash flows from financing activities	—	—	—	—	—
Issuance of common stock	217,975	—	—	—	217,975
Receipts from finance lease	—	4,442	—	—	4,442
Proceeds from long term borrowing	137,075	—	—	—	137,075
Principal payment on long term debt	(132,751)	(6,084)	—	—	(138,835)
Dividends paid	(12,148)	—	(3,667)	3,667	(12,148)
Net cash provided by/(used in) financing activity	210,151	(1,642)	(3,667)	3,667	208,509
	—	—		—	—
Net increase (decrease) in cash and cash equivalents	81,769	14,471	2,335	—	98,575
Cash and cash equivalents, at beginning of period	77,476	20,592	1,590	—	99,658
Cash and cash equivalents, at end of period	159,245	35,063	3,925	—	198,233

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS (Continued)

	Navios Maritime Holdings Inc.	Other Guarantor	Corporation Navios Sociedad Anonyma
Cash flow statement for the six months ended June 30, 2006	Issuer	Subsidiaries	Non Guarantor Subsidiary	Eliminations	Total
Net cash provided by operating activities	(59,037)	81,495	3,389	(3,341)	22,506
Cash flows from investing activities
Acquisition of Vessels	—	(88,561)	—	—	(88,561)
Acquisition of fixed assets	—	(1,151)	(68)	—	(1,219)
Net cash provided by/(used in) investing activity	—	(89,712)	(68)	—	(89,780)
Cash flows from financing activities
Issuance of common stock	65,454	—	—	—	65,454
Proceeds from long term borrowing	97,659	—	—	—	97,659
Principal payment on long term debt	(30,351)	—	—	—	(30,351)
Dividends (paid)/received	(3,024)	—	(3,341)	3,341	(3,024)
Net cash provided by/(used in) financing activity	129,738	—	(3,341)	3,341	129,738
Net increase (decrease) in cash and cash equivalents	70,701	(8,217)	(20)	—	62,464
Cash and cash equivalents, at beginning of period	4,781	32,436	520	—	37,737
Cash and cash equivalents, at end of period	75,482	24,219	500	—	100,201

NOTE 17:    SUBSEQUENT EVENTS

(a)	On July 2007, the Company entered into new building contracts for two new Capesize vessels to be built by Daewoo Shipbuilding & Marine Engineering Company in South Korea. Both vessels will have deadweight capacity of 180,000 tons and are scheduled for delivery in June 2009 and September 2009. The Company paid an amount of $48 million as a deposit for the purchase of the vessels.

(b)	On August 9, 2007, the Company took delivery of Navios Esperanza, a vessel under its long-term charter-in fleet.

(c)	On August 2007, the Company entered into conditional agreements for the purchase of two new Capesize vessels. Each vessel will cost $110.0 million and have approximately 172,000 dwt. Delivery is scheduled in the fourth quarter of 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME HOLDINGS INC.
By: /s/ Angeliki Frangou
Angeliki Frangou Chief Executive Officer Date: September 13, 2007